UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Orchids Paper Products Company

(Name of Registrant as Specified In Its Charter)

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NOTICE OF 2014
ANNUAL MEETING
AND
PROXY STATEMENT

Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361

April 1, 2014

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Orchids Paper Products Company to be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 13, 2014, at 8:30 a.m. Central Time.

At the meeting you will be asked to: (1) elect six directors; (2) approve, by advisory vote, our executive compensation; (3) ratify the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm for 2014, and (4) transact such other business as may properly come before the meeting.

The formal Notice of Annual Meeting of Stockholders and Proxy Statement accompanying this letter provide detailed information concerning matters to be considered and acted upon at the meeting.

Your vote is important. We urge you to vote as soon as possible, whether or not you plan to attend the annual meeting. Regardless of whether you expect to attend the annual meeting, you may vote by completing, signing, dating and mailing the proxy card.

Thank you for your continued support of Orchids Paper Products Company.

Sincerely,



Jeffrey S. Schoen
President and Chief Executive Officer

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 13, 2014

The 2014 annual meeting of Stockholders of **ORCHIDS PAPER PRODUCTS COMPANY**, a Delaware corporation (the "Company"), will be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 13, 2014, at 8:30 a.m. Central Time (the "meeting") to consider and act upon the following matters:

1. to elect six directors for one-year terms expiring at the conclusion of the Company's annual meeting in 2015;

2. to approve, by advisory vote, our executive compensation; and

3. to ratify the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm for 2014.

At the meeting, stockholders will also transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors recommends that you vote "FOR" each of the directors nominated under Proposal 1, "FOR" Proposal 2 and "FOR" Proposal 3.

Only stockholders of record at the close of business on March 31, 2014, are entitled to notice of and to vote in person or by proxy at the meeting. At least ten days prior to the meeting, a complete list of stockholders entitled to vote will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of the Company at 4826 Hunt Street, Pryor, Oklahoma 74361. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please complete, sign and date the enclosed proxy and mail it promptly in the enclosed envelope. Returning the enclosed proxy will not affect your right to vote in person if you attend the meeting.

The enclosed proxy solicitation material is being mailed to stockholders on or about April 15, 2014, with a copy of the Company's Annual Report, which includes financial statements for the year ended December 31, 2013 and the Company's independent registered public accounting firm's report thereon.

By Order of the Board of Directors



Keith R. Schroeder
Chief Financial Officer and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 13, 2014: The proxy statement and annual report to stockholders are available at *http://www.orchidspaper.com* **by selecting "Investors" or "Investor Resources".**

> **Even though you may plan to attend the meeting in person, please execute the enclosed proxy card and mail it promptly. A return envelope (which requires no postage if mailed in the United States) is enclosed for your convenience. Should you attend the meeting in person, you may revoke your proxy and vote in person.**

Table of Contents

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

2014 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Orchids Paper Products Company, a Delaware corporation (the "Company"), to be voted at the 2014 annual meeting of Stockholders of the Company (the "annual meeting" or the "meeting") and any adjournment or postponement of the meeting. The meeting will be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 13, 2014, at 8:30 a.m. Central Time, for the purposes contained in the accompanying Notice of Annual Meeting of Stockholders and in this proxy statement. This proxy statement and the accompanying proxy will be first sent or given to stockholders on or about April 15, 2014.

ABOUT THE MEETING

Why Did I Receive This Proxy Statement?

Because you were a stockholder of the Company as of March 31, 2014 (the "Record Date") and are entitled to vote at the annual meeting, the Board of Directors is soliciting your proxy to vote at the meeting.

This proxy statement summarizes the information you need to know to vote at the meeting. This proxy statement and form of proxy were first mailed to stockholders on or about April 15, 2014.

What Am I Voting On?

You are voting on three items:

1. The election of six directors for one-year terms expiring at the conclusion of the annual meeting in 2015 (see page 7);

2. The approval, by advisory vote, of the Company's executive compensation (see page 41); and

3. The ratification of HoganTaylor LLP as the Company's independent registered public accounting firm for 2014 (see page 42).

How Do I Vote?

Stockholders of Record: If you are a stockholder of record at the close of business on the Record Date, there are two ways to vote:

- by completing and returning your proxy card from the Company; or

- by written ballot at the meeting.

Street Name Holders: Shares which are held in a brokerage account in the name of the broker are said to be held in "street name." If your shares are held in street name, you should follow the voting instructions provided by your broker. You should complete and return a voting instruction card to your broker, or, in many cases, your broker may allow you to vote via the telephone or internet. Check your proxy card from your broker for more information. If you hold your shares in street name and wish to vote at the meeting, you must obtain a legal proxy from your broker and bring that proxy to the meeting.

What Are the Voting Recommendations of the Board of Directors?

The Board of Directors recommends voting:

1. "FOR ALL NOMINEES" for the directors nominated under Proposal 1.

2. "FOR" Proposal 2 to approve, by advisory vote, the Company's executive compensation.

3. "FOR" Proposal 3 to ratify the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm for the year ending December 31, 2014.

If you are a stockholder of record at the close of business on the Record Date, unless you give contrary instructions on your proxy card, the persons named as proxy holders will vote your shares in accordance with the recommendations of the Board of Directors and vote "FOR" Proposals 1, 2 and 3.

Will Any Other Matters Be Voted On?

We do not know of any other matters that will be brought before the stockholders for a vote at the annual meeting. If any other matter is properly brought before the meeting and you are a stockholder of record at the close of business on the Record Date, your signed proxy card gives authority to Jeffrey Schoen and Keith Schroeder to vote on such matters in their discretion.

Who Is Entitled to Vote at the Meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the meeting. If you do not receive the legal proxy in time, you will not be able to vote your shares at the meeting.

How Many Votes Do I Have?

You will have one vote for every share of Company Common Stock you owned on the Record Date.

How Many Votes Can Be Cast by All Stockholders?

8,067,225 consisting of one vote for each share of Company Common Stock outstanding, excluding 5,334 unvested shares of restricted Common Stock outstanding on the Record Date. There is no cumulative voting.

How Many Votes Must Be Present to Hold the Meeting?

The holders of a majority of the aggregate voting power of the Company's voting Common Stock outstanding on the Record Date, or 4,033,613 votes, must be present in person, or by proxy, at the meeting in order to constitute a quorum necessary to conduct the meeting. If you vote, your shares will be part of the quorum. We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible whether a quorum has been achieved. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

What is a Broker Non-Vote?

If your shares are held in "street name" through a broker, bank or other nominee (a "nominee") and you do not provide voting instructions, your nominee may vote your shares on your behalf only on routine matters, such as the ratification of the selection of the independent registered public accounting firm. The nominee will not be able to vote your shares on matters considered non-routine, for which specific authorization is required under the rules the New York Stock Exchange imposes on its member organizations. If you do not provide the nominee with voting instructions on a non-routine matter, a "broker non-vote" occurs.

Which Proposals Are Considered "Routine" or "Non-routine"?

Proposal 3 (ratification of the appointment of the independent registered public accounting firm) is a matter that the Company believes will be designated "routine."

Proposal 1 (election of directors) and Proposal 2 (approval, by advisory vote, of the Company's executive compensation) are matters that the Company believes will be considered "non-routine."

What if I Abstain? How Will Abstentions and Broker Non-Votes Be Counted?

Abstentions and broker non-votes will be counted for the purpose of determining the number of shares entitled to vote that are present in person or by proxy and for determining whether a quorum is present.

For Proposal 1, abstentions and broker non-votes will not have an effect on the vote.

For Proposal 2, abstentions and broker non-votes will have the effect of a negative vote.

For Proposal 3, abstentions will have the effect of a negative vote, and broker non-votes will not be applicable.

We encourage you to provide instructions to your brokerage firm by voting and signing your proxy. This action ensures your shares will be voted at the annual meeting.

What Vote Is Required to Approve Each Proposal?

Proposal 1: The directors will be elected by a plurality vote. This means the six nominees who receive the most affirmative votes of those stockholders present in person or by proxy and entitled to vote at the meeting will be elected to serve as directors.

Proposal 2: The vote is advisory only; therefore, the results will not be binding on the Board of Directors or the Compensation Committee. The Board of Directors values the opinions of our stockholders as expressed through their votes and other communications. Although these resolutions are non-binding, the Board of Directors and the Compensation Committee will consider the outcome of this vote on further executive compensation decisions.

Proposal 3: For the proposal to ratify the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval.

Can I Change My Vote?

Yes, you may change your vote before the vote at the 2014 Annual Meeting in accordance with the following procedures:

If you are a stockholder of record as of the close of business on the Record Date, you may change your vote by sending us a new proxy card bearing a later date (which automatically revokes the earlier proxy), by sending a written notice of revocation to the Company's Corporate Secretary at the address on the cover of this Proxy Statement before the date of the 2014 Annual Meeting, or by attending the 2014 Annual Meeting and voting in person. Attendance at the meeting alone will not cause your previously granted proxy to be revoked unless you specifically make that request.

If you hold your shares beneficially in the name of a bank, broker, trustee or other nominee, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee by 11:59 p.m. EDT on the date before the 2014 Annual Meeting, or, if you have obtained a legal proxy from your bank, broker, trustee or other nominee giving you the right to vote your shares, by attending the 2014 Annual Meeting and voting in person.

When Will There Be Discretionary Voting Authority?

If you are the stockholder of record and return a signed proxy card without indicating your vote, your shares will be voted as follows: (i) FOR ALL NOMINEES for the directors nominated under Proposal 1; (ii) FOR approval, by advisory vote, of the Company's executive compensation; (iii) FOR ratification of the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm for 2014; and (iv) your shares may be voted in accordance with the recommendation of management on any other matter that may properly be brought before the meeting and any adjournment of the meeting. Should a nominee for director become unavailable to serve, the shares will be voted for a substitute designated by the Board of Directors, or for fewer than six nominees if, in the judgment of the proxy holders, such action is necessary or desirable.

How Can I Access Orchids Paper Products Company's Proxy Materials and Annual Report Electronically?

This proxy statement and the 2013 annual report are available in the Investor Resources section of the Company's website, which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investors" or "Investor Resources".

Who Will Bear the Cost of Soliciting Proxies?

The Company will bear the cost of making solicitations from our stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail or in person by directors, officers, or employees of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

On the Record Date there were 8,072,559 outstanding shares of the Company's Common Stock, $0.001 par value per share (the "Common Stock"). Each share of Common Stock is entitled to one vote per share. The following tables set forth certain information known to us with respect to beneficial ownership of the Company's Common Stock as of March 1, 2014 by:

- each person known by us to own beneficially more than 5% of the Company's outstanding Common Stock;

- each of the Company's directors;

- each named executive officer; and

- all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power over securities. The table below includes the number of all shares of Common Stock the investor actually owns beneficially or of record; all shares of Common Stock over which the investor has or shares voting or dispositive control; and all shares of Common Stock the investor has the right to acquire within 60 days of March 1, 2014 (such as options which are scheduled to become exercisable within 60 days or restricted shares which are scheduled to vest within 60 days). With respect to each person, beneficial ownership is therefore based on 8,072,599 shares of Common Stock outstanding as of March 1, 2014, plus the number of options and shares of restricted stock held by such person which are currently exercisable (or in the case of restricted stock, vested) or are exercisable (or in the case of restricted stock, vested) within 60 days of March 1, 2014. Shares of Common Stock that the investor has the right to acquire within 60 days of March 1, 2014, pursuant to an option or a restricted stock award are considered outstanding and beneficially owned by the person holding the options or restricted stock for the purposes of computing beneficial ownership of that person and of the directors and executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361.

Beneficial Owners of More Than Five Percent

The Company is not aware of any person who is a beneficial owner of more than five percent of the Company's Common Stock.

As of March 1, 2014:

<h3 style="text-align:center">Beneficial Ownership of Directors, Director Nominees and Executive Officers</h3>

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Keith R. Schroeder(1)	112,033	1.4%
Douglas E. Hailey(2)	72,900	*
Mark Ravich(3)	44,495	*
John C. Guttilla(4)	42,925	*
Jeffrey S. Schoen(5)	42,500	*
Steven R. Berlin(6)	31,900	*
Elaine MacDonald(7)	5,000	*
All directors and executive officers as a group (7 persons)	351,753	4.3%

----

* Indicates ownership of less than 1%.

(1) Includes 10,000 shares of Common Stock issuable upon exercise of stock options and 1,000 shares of restricted Common Stock granted under the 2005 Plan held by Mr. Schroeder.

(2) Includes 28,750 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Hailey. Includes 44,150 shares that are held in a margin account.

(3) Includes 8,750 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Ravich. Includes 15,995 shares that are held in a margin account.

(4) Includes 18,750 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Guttilla. Includes 1,675 shares that are held in an IRA.

(5) Includes 42,500 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Schoen.

(6) Includes 21,250 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Mr. Berlin. Includes 10,650 shares that are held in a brokerage margin account.

(7) Includes 5,000 shares of Common Stock issuable upon exercise of stock options granted under the 2005 Plan held by Ms. MacDonald.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, persons who beneficially own more than ten percent of a registered class of the Company's equity securities, and certain other persons to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, and to furnish the Company with copies of the forms. Based solely on its review of the forms it received, or written representations from reporting persons, the Company believes that all of its directors, executive officers and beneficial owners of greater than ten percent of the outstanding Common Stock complied with all such filing requirements during 2013 except the following which were filed late: one Form 4 for Robert A. Snyder covering two transactions; and two Form 4s for Mark Ravich, one covering one transaction and the other covering three transactions.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Board of Directors presently has six members with each member serving a one-year term. All of the Company's directors hold office until the end of the next annual meeting of stockholders or until their successors are duly appointed and qualified.

In February 2013, the Company's Board of Directors expanded the size of the Board from seven to eight members and appointed Mark H. Ravich to fill the vacancy. Two of the Company's Directors, Gary P. Arnold and Jay Shuster, Chairman of the Board, announced their resignation, effective as of the conclusion of the 2013 Annual Meeting of Stockholders; as such, the Board of Directors reduced the size of its Board from eight to six members. On March 5, 2013, the Board elected director Jeffrey Schoen to serve as Lead Director to assist with the transition until such time as the Board elected a new Chairman of the Board.

In May 2013, the Board of Directors expanded the size of the Board from six to seven members and appointed Elaine MacDonald to fill the vacancy. At the same meeting, Mr. Schoen was elected Chairman of the Board. In November 2013, Robert Snyder resigned from the Board of Directors and stepped down as President and Chief Executive Officer of the Company. In connection with his resignation, Mr. Schoen resigned as Chairman of the Board, the Board elected Steven R. Berlin as the new Chairman and appointed Mr. Schoen as President and Chief Executive Officer of the Company, and the size of the Board was reduced from seven to six members.

The Nominating and Corporate Governance Committee of the Board of Directors has nominated the following six current directors of the Company to be re-elected to serve until the 2015 Annual Meeting of Stockholders or until their successors are duly elected and qualified: Steven R. Berlin, John C. Guttilla, Douglas E. Hailey, Mark H. Ravich, Elaine MacDonald and Jeffrey S. Schoen.

The Board of Directors has no reason to expect that any of the nominees of the Nominating and Corporate Governance Committee will be unable to stand for election on the date of the meeting or for good cause will not serve. If a vacancy occurs among the above six nominees of the Nominating and Corporate Governance Committee prior to the meeting, the proxies will be voted for a substitute nominee named by the Nominating and Corporate Governance Committee and the Board of Directors and for the remaining nominees. Proxies cannot be voted for a greater number of persons than the number of nominees named below. Unless otherwise specified, all proxies will be voted in favor of the six nominees listed above for election as directors of the Company.

The information below is furnished as of March 1, 2014, for each of the nominees for the Board of Directors.

The six nominees who receive the highest number of affirmative votes cast will be elected to the Board of Directors.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR ALL NOMINEES" NAMED**

Nominees for Election as Directors

Set forth in the chart and narrative below are the name, age, position and a brief account of the business experience of each of the Company's directors and nominees and the primary reason why the

Nominating and Corporate Governance Committee has nominated each person for election to the Board of Directors.

Name	Age	Director Since	Present Position with Orchids
Steven R. Berlin	69	2005	Chairman of the Board
John C. Guttilla	57	2005	Director
Douglas E. Hailey	51	2004	Director
Mark H. Ravich	61	2013	Director
Elaine MacDonald	51	2013	Director
Jeffrey S. Schoen	53	2007	CEO, President and Director

Steven R. Berlin, 69, Director since 2005, Former Vice President and Chief Financial Officer of Kaiser-Francis Oil Company

Since January 2006, Mr. Berlin has been an independent financial consultant. Mr. Berlin was Vice President of Kaiser-Francis Oil Company from 2004 to January 2006, and the Vice President and Chief Financial Officer of Kaiser-Francis Oil Company from 1999 to 2004. He held the positions of Chief Financial Officer, Secretary and Treasurer of PetroCorp Corporation from 1999 to 2004 and was a director of PetroCorp Corporation from 2001 to 2004. Mr. Berlin was on the faculty of the University of Tulsa, where he taught business and finance courses, from 1996 to 1999. Prior to joining the faculty at the University of Tulsa, Mr. Berlin worked for CITGO Petroleum Corporation and its predecessors in various financial and management positions, including the last ten years as Chief Financial Officer. He is currently a member of the board of directors of North American Palladium Limited (NYSE MKT: PAL). Mr. Berlin received his BSBA degree from Duquesne University, his MBA from the University of Wisconsin and is a graduate of the Stanford Executive Program. He is a certified public accountant.

The Nominating and Corporate Governance Committee has nominated Mr. Berlin to serve on the Board of Directors because of his extensive leadership experience with public companies and his deep understanding of financial and accounting matters.

John C. Guttilla, 57, Director since 2005, Principal of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Since 1988, Mr. Guttilla has been a principal and director in the financial services department of the public accounting firm of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. Mr. Guttilla focuses on providing tax structuring and compliance advice in the areas of real estate, entertainment, brokerage, manufacturing, printing, restaurant and construction. He is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Guttilla holds a BS degree in accounting from Fordham University and a Master's degree in taxation from St. John's University.

The Nominating and Corporate Governance Committee has nominated Mr. Guttilla to serve on the Board of Directors because of his deep understanding of financial and accounting matters.

Douglas E. Hailey, 53, Director since 2004, Managing Director of Taglich Brothers, Inc.

Mr. Hailey is a Managing Director of the Investment Banking Division of Taglich Brothers, Inc., a New York-based full service brokerage firm that specializes in private equity placements for small public companies. Mr. Hailey joined Taglich Brothers in 1994. Mr. Hailey previously served on the board of directors of Williams Controls, Inc. (NASDAQ: WMCO) from 2001 to 2012 and the board of directors of Gulfstream International Group, Inc. from 2006 to 2009. He currently serves as a director of BG Staffing, Inc. and Lignetics Investment Corporation. Mr. Hailey received a BA degree in Business Administration from Eastern New Mexico University and an MBA from the University of Texas.

The Nominating and Corporate Governance Committee has nominated Mr. Hailey to serve on the Board of Directors because of his extensive experience serving on public company boards of directors and his knowledge of the capital markets.

Mark H. Ravich, 61, Director since 2013, founder of Tri-Star Management, Inc.

Mr. Ravich was elected to the Company's Board of Directors in February 2013. He began his career in 1975 as an account officer at Citibank N.A. based in New York, where he made real estate construction loans to national real estate developers. Upon leaving Citibank in 1978 through 1990, he was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects. From 1990 until early 1998 when the company was sold to a New York City retailer, he was the CEO and a member of the Board of Directors of Universal International, Inc., a wholesale retail company, and led the public offering of the company's securities. From 1998 through the present, he became one of the founders and owners of Tri-Star Management, Inc., a commercial real estate management and syndication company. He also became active in many private equity and venture capital investments. Mr. Ravich currently serves on the Board of Directors of MR Instruments Inc. and Dilon Technologies Inc., is a board advisor to Scidera Inc. and is the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a BSE and an MBA degree with a major in finance.

The Nominating and Corporate Governance Committee has nominated Mr. Ravich to serve on the Board of Directors because of his knowledge and experience in retail, financial and capital markets.

Elaine MacDonald, 51, Director since 2013, Chief Operating Officer of InterMedHx, LLC

Ms. MacDonald currently serves as the Chief Operating Officer of InterMedHx, LLC, a healthcare software services provider. Ms. MacDonald had several different roles while employed with Paragon Trade Brands, a private brand marketer/manufacturer of personal absorbent care products, including Vice President of Marketing and from 2003 to 2007 was the Executive Vice President of Sales and Marketing of Cumberland Swan Inc./Vijon, the largest private label personal health care products manufacturer in North America. From 2008 through 2012, she was a Principal with North Highland, a consulting company. Ms. MacDonald holds a BS degree in Biology from the University of Waterloo and an MBA from Sir Wilfred Laurier University.

Ms. MacDonald was introduced and recommended to our Nominating and Corporate Governance Committee by Mr. Schoen as a prospective director with broad knowledge and experience in the private label consumer goods industry. After meeting with Ms. MacDonald and reviewing her qualifications and experience in accordance with its charter mandate, the Nominating and Corporate Governance Committee unanimously recommended that she be elected to our Board of Directors. Our Board elected Ms. MacDonald as a director in May 2013.

Jeffrey S. Schoen, 53, Director since 2007, Chief Executive Officer and President of Orchids Paper Products Company

Mr. Schoen was appointed President and Chief Executive Officer of Orchids Paper Products in November 2013. Mr. Schoen joined the Company's Board of Directors in February 2007, served as its lead director from March 2013 until May 2013 and served as Chairman from May 2013 to November 2013. From 2002 through 2006, Mr. Schoen served as Executive Vice President of Cumberland Swan, Inc., a private label manufacturer of personal care products. From 1999 through 2002, Mr. Schoen was employed by Paragon Trade Brands, a private label manufacturer of disposable diapers and training pants, last serving as Vice President of Operations. Mr. Schoen holds a BS degree in chemical engineering from the University of Wisconsin.

The Nominating and Corporate Governance Committee has nominated Mr. Schoen to serve on the Board of Directors because of his management leadership position, extensive leadership experience in manufacturing companies and the private label consumer goods industry.

Additional Director Information

Mr. Berlin served as Chief Financial Officer and as a director of Great Plains Airlines, a regional airline headquartered in Tulsa, Oklahoma, from March 2001 to January 22, 2004. On January 23, 2004, Great Plains Airlines filed a voluntary petition under Chapter 11 of the federal bankruptcy laws. The company was liquidated under Chapter 7 of the federal bankruptcy laws.

Board of Directors

The Board of Directors held nine meetings during the fiscal year which ended December 31, 2013. During 2013, each director attended at least 75% of the aggregate of the regular meetings of the Board of Directors and meetings of the committees of the Board on which he served. All of the directors attended the annual meeting of stockholders held on May 16, 2013. An executive session of independent directors is generally held at the time of each Board meeting that is held in-person. The independent directors met in executive session at four Board meetings in 2013. The directors discharge their responsibilities throughout the year, not only at such Board of Directors and committee meetings, but through personal meetings and other communications with members of management and others regarding matters of interest and concern to the Company.

Director Independence

The Company regularly reviews the independence of each director. Pursuant to this review, the directors and officers of the Company, on an annual basis, are required to complete and forward to the Corporate Secretary a detailed questionnaire to determine if there are any transactions or relationships between any of the directors, officers and the Company (including immediate family and affiliates) that would deem the director not to be "independent" as that term is defined in the applicable rules and regulations of the SEC and the NYSE MKT. If any transactions or relationships exist that may call into question the director's status as an "independent" director, the Audit Committee and the Board then consider whether such transactions or relationships are inconsistent with a determination that the director is independent in accordance with the applicable rules and regulations. Pursuant to this process, the Audit Committee and the Board of Directors had determined that Mr. Berlin, Mr. Guttilla, Mr. Hailey, Mr. Ravich and Ms. MacDonald qualify as independent directors.

Board Committees

The Board of Directors has three committees established in the Company's Bylaws: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee is an independent director.

Audit Committee. The Company has an Audit Committee consisting of Mr. Guttilla, who chairs the committee, and Messrs. Berlin and Ravich. The Audit Committee is governed by a written charter, available in the Corporate Governance section of the Company's website which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investors" and then "Corporate Governance." According to its charter, the Audit Committee must review the charter on an annual basis, and, if necessary, propose amendments to the Board of Directors. Under the charter, the Audit Committee must meet at least four times a year and is responsible for reviewing the independence, qualifications and quality control procedures of the Company's independent auditors, and is responsible for recommending the initial or continued retention, or a change in, the Company's independent auditors. In addition, the Audit Committee is required to review and discuss with the Company's management and independent auditors the Company's financial statements and the Company's annual and quarterly reports, as well as the quality and effectiveness of the Company's internal control procedures and critical accounting policies. The Audit Committee Charter also requires the Audit Committee to review potential conflict of interest situations, including transactions with related parties, and to discuss with the Company's management other matters related to the Company's external and internal audit procedures. The Audit Committee has adopted a pre-approval policy for the provision of audit and non-audit services performed by the Company's independent auditors. The Board of Directors has determined that Mr. Guttilla is an Audit Committee financial expert under the rules and regulations of the SEC. The Audit Committee held seven meetings in 2013. A copy of the report of the Audit Committee is on page 15.

Compensation Committee.   The Company has a Compensation Committee consisting of Mr. Berlin, who chairs the committee, and Messrs. Guttilla and Hailey. The Compensation Committee is governed by a written charter, available in the Corporate Governance section of the Company's website which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investors" and then "Corporate Governance." The Compensation Committee is responsible for making recommendations to the Board of Directors regarding compensation arrangements for the Company's executive officers, including annual bonus compensation, and consults with the Company's management regarding compensation policies and practices. The Compensation Committee also reviews and makes recommendations to the Board of Directors regarding compensation of directors. The Compensation Committee also makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans. The processes and procedures used for the consideration and determination of executive compensation are described in the section of the proxy captioned "COMPENSATION DISCUSSION AND ANALYSIS." The Compensation Committee held six meetings in 2013. A copy of the report of the Compensation Committee is on page 16.

Nominating and Corporate Governance Committee.   In March 2013, in conjunction with his being named Lead Director, Mr. Schoen stepped down as chair of the Nominating and Corporate Governance Committee, and the Board appointed Mr. Berlin as the new chair and Mr. Ravich to fill the vacancy on the committee. The Nominating and Corporate Governance Committee currently consists of Mr. Ravich, as chair, and Mr. Hailey and Ms. MacDonald. The Nominating and Corporate Governance Committee is governed by a written charter, available in the Corporate Governance section of the Company's website which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investors" and then "Corporate Governance." The Nominating and Corporate Governance Committee is responsible for submitting to the Board of Directors a proposed slate of directors for submission to the stockholders at the Company's annual meeting, recommending director candidates in view of pending additions, resignations or retirements, developing criteria for the selection of directors, reviewing suggested nominees received from stockholders and reviewing corporate governance policies and recommending changes to the full Board of Directors. As set forth above, the members of the Nominating and Corporate Governance Committee qualify as "independent directors" under the NYSE MKT rules. The Nominating and Corporate Governance Committee held four meetings in 2013.

Role of Board of Directors in Risk Management

The Board of Directors oversees the Company's approach to risk management as a whole. It is management's responsibility to keep the Board of Directors informed regarding the matters of the Company. The Board of Directors closely monitors the information it receives from management and provides oversight and guidance to the Company's management team concerning the assessment and management of risk. It is the responsibility of the Board of Directors to understand the information it receives and its context and assess and manage the various risks the Company faces. In exercising its oversight, the Board of Directors may allocate some areas of focus to its committees for evaluation, as more fully described below.

The Board of Directors has delegated oversight for matters involving certain specific areas of risk exposure to its three committees. Each committee reports to the Board of Directors at regularly scheduled Board of Directors meetings, and more frequently if appropriate, with respect to the matters and risks for which the committee provides oversight.

The Audit Committee oversees the integrity of our financial statements, reporting process and internal controls, the internal audit function, the independent auditors' qualifications, independence and performance, and the Company's corporate finance matters including its capital structure. The Audit Committee reviews critical accounting policies and potential conflict of interest situations, including transactions with related parties. The Audit Committee also provides oversight with respect to the Company's risk management process, including, as required by the NYSE MKT, discussing with management the Company's significant financial risk exposures, steps management has taken to monitor, control and report such exposures and our policies with respect to risk assessment and risk management. Under the terms of the Company's Business Conduct Policy, the Audit Committee is charged with monitoring and enforcing compliance with laws and practices relating to accounting.

The Compensation Committee is responsible primarily for the design and oversight of the Company's executive compensation policies, plans and practices. A key objective of the Compensation Committee is to ensure that the Company's overall executive compensation program appropriately links pay to performance and aligns the interests of the Company's executives with its stockholders. In furtherance of this objective, the Compensation Committee evaluates the potential compensation payable under the Company's executive compensation plans, including bonuses, options and other benefits, based on alternative performance scenarios. The Compensation Committee also monitors the design and administration of the Company's overall incentive compensation programs to ensure that they include appropriate safeguards to avoid encouraging unnecessary or excessive risk taking by Company employees.

The Nominating and Corporate Governance Committee has a significant role in overseeing risk. It oversees compliance with most of the elements of the Company's Business Conduct and Ethics Policy, including conflicts of interest, corporate opportunities, confidential information, protection and use of Company assets and compliance with law. Monitoring and enforcing compliance with laws and practices relating to accounting is the Audit Committee's responsibility. The Nominating and Corporate Governance Committee is also responsible for managing risks related to our corporate governance, including performance of the Board of Directors and individual directors, director succession and director education. The Nominating and Corporate Governance Committee recommends director nominees and changes to the full Board of Directors and also considers the Company's ethics, social and environmental responsibility.

Selection of Nominees for the Board of Directors

The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board of Directors candidates to serve as members of the Board of Directors. The Nominating and Corporate Governance Committee has not adopted specific, minimum qualifications that nominees must meet in order for the committee to recommend them to the Board of Directors, but rather each nominee is individually evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors. The Nominating and Corporate Governance Committee does not have a policy regarding the consideration of diversity in identifying nominees for director, however, it does actively seek to have a Board of Directors composed of individuals with a diverse set of expertise and business experiences. With respect to the selection of director nominees at the 2014 Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee recommended that the Board of Directors nominate each of the six returning directors currently serving on the Board of Directors.

The Nominating and Corporate Governance Committee will consider candidates submitted from a variety of sources (including, without limit, incumbent directors, stockholders, Company management and third-party search firms) when reviewing candidates to fill vacancies and/or expand the Board of Directors. The committee will then evaluate each potential candidate's educational background, employment history, outside commitments and other relevant factors to determine whether he/she is potentially qualified to serve on the Board of Directors. The committee will seek to identify and recruit the best available candidates, and will endeavor to evaluate qualified stockholder nominees on the same basis as those submitted by members of the Board of Directors, third-party search firms or other sources.

After completing this process, the committee will determine whether one or more candidates are sufficiently qualified to warrant further investigation. If the process yields one or more desirable candidates, the committee will rank them by order of preference, depending on their respective qualifications and the Company's needs. The committee chair, or another director designated by the committee chair, will then contact the preferred candidate(s) to evaluate their potential interest and to set up interviews with the full committee. All such interviews will be held in person, to the extent possible, and will include only the candidate and the committee members. Based upon interview results and appropriate background checks, the committee will decide whether it will recommend the candidate's nomination to the full Board of Directors.

The committee may, in its discretion, choose to use additional resources (including independent third-party search firms) if it determines that such resources could enhance a particular director search.

Any stockholder wishing to submit a candidate for consideration should send the following information to the Corporate Secretary, Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361:

- Stockholder's name, number of shares owned, length of period held, and proof of ownership;

- Name, age and address of candidate;

- A detailed resume describing among other things the candidate's educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.);

- A supporting statement which describes the candidate's reasons for seeking election to the Board of Directors, and documents his/her ability to serve on the Board of Directors;

- Any information relating to the candidate that is required to be disclosed in the solicitation of proxies for election of directors;

- A description of any arrangements or understandings between the stockholder and the candidate;

- Any other information that would be useful to the committee in considering the candidate; and

- A signed statement from the candidate, confirming his/her willingness to serve on the Board.

The Corporate Secretary will forward such materials to the committee chair and the Chairman of the Board of Directors. The Corporate Secretary will also maintain copies of such materials for future reference by the committee when filling Board of Directors positions.

Stockholders may submit potential director candidates at any time pursuant to these procedures. The committee will consider such candidates if a vacancy arises or if the Board of Directors decides to expand its membership, and at such other times as the committee deems necessary or appropriate. Separate procedures apply, as provided in the Bylaws, if a stockholder wishes to submit at an annual meeting a director candidate that is not approved by the committee or the Board of Directors. See "STOCK-HOLDER PROPOSALS."

Communications with the Board of Directors

The Board of Directors has adopted a policy to provide a process for holders of the Common Stock and other interested parties to send written communications to the Board of Directors. Any person wishing to send communications to the Board of Directors should send the written communication and the following information to the Company's Corporate Secretary, Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361:

- name, age, business address and residential address;

- if a stockholder, the number of shares of Common Stock owned, length of period held, and proof of ownership; and

- any individual director or committee to which the person would like to have the written statement and other information sent.

The Corporate Secretary, or his designee, will collect and organize all of such communications as he deems appropriate and, at least once each year, forward these materials to the Chairman of the Board, any committee chair or individual director. The Corporate Secretary may refuse to forward material which he determines in good faith to be scandalous, threatening or otherwise inappropriate for delivery. The Corporate Secretary will also maintain copies of such materials.

Leadership Roles

It is not required under the terms of the Company's Bylaws that the positions of Chairman of the Board of Directors and Chief Executive Officer be separate. Further, the Board of Directors has no policy concerning the separation of the offices of Chairman of the Board and Chief Executive Officer, but retains the flexibility to decide how the two positions should be filled based on the circumstances existing at any given time. Our offices of Chairman of the Board and Chief Executive Officer have been separate since before our initial public offering in 2005, with the Chairman of the Board overseeing strategic planning for the Company, and the Chief Executive Officer overseeing day-to-day operational matters. The Board of Directors believes that the separation of the two roles continues to provide the best balance of these important responsibilities. Having been a Board member of the Company since 2005, Mr. Berlin, our Chairman of the Board of Directors, not only has brought leadership and financial acumen to the Board, but also a unique and extensive knowledge of the Company and its industry. Our CEO, Mr. Schoen, enhances his role as Chief Executive Officer and provides significant value for the Company and its stockholders due to his extensive experience in management positions within similar manufacturing companies and extensive knowledge of the private label market.

Our Bylaws provide the flexibility for our Board of Directors to modify our leadership structure in the future as appropriate, and as such, the Board of Directors intends to continue to exercise its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances, rather than based on a policy or rule. We believe that the Company has been well-served by this flexible leadership structure.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors of Orchids Paper Products Company (the "Committee") is composed of three directors who, in the judgment of the Board of Directors, meet the independence requirements of the Committee's charter and the NYSE MKT and SEC rules. The Committee operates under a charter adopted by the Board of Directors. The primary function of the Committee is to assist the Board of Directors in its oversight of the Company's financial reporting processes. Management is responsible for the Company's financial statements and overall reporting process, including the system of internal controls. The independent auditors are responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles.

The Committee submits the following report pursuant to the SEC rules:

- The Committee has reviewed and discussed with management and with HoganTaylor LLP, the Company's independent registered public accounting firm, the audited financial statements of the Company for the year ended December 31, 2013 (the "Financial Statements").

- HoganTaylor LLP has advised management of the Company and the Committee that it has discussed with them all the matters required to be discussed by Statement of Auditing Standards No. 61, as modified, which include among other items, matters related to the conduct of the audit of the Financial Statements.

- The Committee has received from HoganTaylor LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding HoganTaylor LLP's communications with the Committee concerning independence and has discussed HoganTaylor LLP's independence with them.

- Based upon the aforementioned review, discussions and representations of HoganTaylor LLP, and the unqualified audit opinion presented by HoganTaylor LLP on the Financial Statements, the Committee recommended to the Board of Directors that the Financial Statements be included in the Company's Annual Report on Form 10-K. The Committee has reviewed the performance of services provided by HoganTaylor LLP in 2013 and the proposed audit plan for 2014 and, based upon those reviews and other considerations, recommends that HoganTaylor LLP be selected as the independent registered public accounting firm for the Company for fiscal 2014.

Respectfully submitted,

John C. Guttilla, Chairman
Steven R. Berlin
Mark H. Ravich

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors of the Company is primarily responsible for reviewing, approving and overseeing Orchids' compensation plans and practices, and works with management and the committee's compensation consultant to establish Orchids' executive compensation philosophy and programs. The committee has reviewed and discussed the Compensation Discussion and Analysis for the year ended December 31, 2013 with management and has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Steven R. Berlin, Chairman
John C. Guttilla
Douglas E. Hailey

The Report of the Audit Committee and the Report of the Compensation Committee on Executive Compensation will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or portions thereof into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised of Steven R. Berlin, who chairs the committee, John C. Guttilla and Douglas E. Hailey, none of whom are employees or current or former officers of the Company, and none of whom had any relationship with the Company required to be disclosed under the section of the proxy captioned "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." None of the Company's Compensation Committee members and none of the Company's executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Committee is responsible for approving the compensation program design for all components of executive officer total compensation. The Compensation Committee reviews our compensation strategy on an annual basis to ensure such strategy supports our objectives and stockholder interests and that executive officers are rewarded in a manner consistent with such strategy. Compensation decisions are made by the Compensation Committee of our Board of Directors, with input from our Chief Executive Officer for compensation of his direct reports.

Robert A. Snyder resigned from the Board of Directors effective November 4, 2013, stepped down as President and Chief Executive Officer effective November 8, 2013 and continued to serve in an advisory role during a transition period through his retirement on December 31, 2013. On November 4, 2013, Jeffrey S. Schoen resigned as Chairman of the Board of Directors (although he remained a member of the Board of Directors), the Board elected Steven R. Berlin as the new Chairman of the Board effective immediately and appointed Mr. Schoen to succeed Mr. Snyder as President and Chief Executive Officer of the Company effective November 8, 2013.

This section provides information regarding the compensation for Mr. Schoen (President and Chief Executive Officer), Mr. Snyder (former President and Chief Executive Officer), and Mr. Schroeder (Chief Financial Officer), whom we refer to collectively as the "named executive officers." This section includes information regarding the overall objectives of our compensation programs, the means by which we make compensation decisions and each element of compensation that we provide.

We provide a competitive total compensation package to our executive officers through a combination of base salary, annual cash incentives, equity based compensation, and other compensation, including 401(k) matching contributions, severance and change in control agreements.

Objectives of Compensation

In setting policies and practices regarding compensation at the Company, the guiding philosophy of the Compensation Committee is to establish a compensation program that:

- is competitive with the market in order to help attract, motivate, reward and retain highly qualified employees and executives;

- creates a performance-based link between executive pay and the Company's performance;

- facilitates stockholder value creation;

- promotes our strategic, financial and operating performance objectives; and

- aligns our executives' interests with the interests of our stockholders.

To achieve these goals, the Compensation Committee implements and maintains compensation plans that tie a substantial portion of our named executive officers' overall compensation to profitability improvement and thus improved stockholder value. Our named executive officers have entered into employment agreements and their base salary is included in the contractual obligations under those agreements. In addition, the Compensation Committee evaluates compensation on an ongoing basis and makes adjustments as it believes are necessary to fairly compensate our executives and to retain their services.

Establishing Executive Compensation

Role of the Compensation Committee. The Compensation Committee discharges the Board of Directors' responsibilities relating to compensation matters. Its role is to review the Company's compensation programs, policies and practices and to set the compensation for each named executive officer.

The Compensation Committee reviews the performance of each named executive officer, the financial and other performance of the Company and considers the appropriate level of compensation for each named executive officer. The Compensation Committee considers the total compensation for each named executive officer as well as the individual elements of their compensation, including base salary and potential cash bonus payments, vested and unvested stock options and restricted stock, perquisites and payments under various termination and change of control scenarios. In setting compensation, the committee's decisions are shaped by the Company's compensation objectives and the market for executive talent based on the committee members' personal experience, contacts in the paper industry, and publicly available information. The Compensation Committee also uses third-party firms, including the web-based Equilar database, on occasion to evaluate base salary for our named executive officers against the base salary of their counterparts at certain comparable public companies.

In the first quarter of each year, the Compensation Committee determines the metrics for the new year's bonus program. With assistance from the Chief Executive Officer and Chief Financial Officer, the Compensation Committee considers the structure of the Company's compensation arrangements and how well that structure furthers the Company's compensation objectives. The Company's Chief Executive Officer participates in the process for setting the compensation for Mr. Schroeder (our Chief Financial Officer), and both the Chief Executive Officer and the Chief Financial Officer have considerable input in determining the metrics used in the bonus program and in making compensation decisions for other employees.

In January 2014, our Chief Financial Officer determined the initial bonus calculations for the named executive officers based on individual and Company performance against the targets and thresholds set for the 2013 bonus program. Subsequently, in early February 2014 the Chief Financial Officer certified the accuracy and consistency of the calculations and presented them to the Compensation Committee, which then authorized the payments and determined whether any of the discretionary bonus pool available in the bonus plan should be paid to any of the named executive officers.

Role of Compensation Consultants. Our Compensation Committee views the engagement of compensation consultants as an important part of the process in reviewing, evaluating and setting compensation. Under its charter, the Compensation Committee may, in its sole discretion, retain or obtain advice of a compensation consultant, independent legal counsel or other adviser. The Compensation Committee is directly responsible for the appointment, compensation and oversight of any such consultant, counsel or adviser, and the Company shall provide appropriate funding for payment of reasonable compensation to any such consultant, counsel or adviser, as determined by the committee. In selecting a consultant, counsel or adviser, the Compensation Committee evaluates the independence of such adviser by considering the following six factors and any other factors the Committee deems relevant to the adviser's independence from management:

- Provision of other services to the Company by the person that employs the consultant.

- Amount of fees paid by the Company to the person that employs the consultant, as a percentage of that person's total revenue.

- Policies and procedures of the person that employs the consultant regarding prevention of conflicts of interest.

- Any business or personal relationship between the consultant and any member of the Committee.

- Ownership by the consultant of the Company's stock.

- Any business or personal relationship between the consultant, or any person that employs the consultant, and any executive officer of the Company.

In September 2013, the Compensation Committee directly engaged Frederick W. Cook & Co. ("**Cook**") to prepare a benchmark study of the Company's compensation. In particular, Cook was asked to conduct a comprehensive review of the compensation paid to the Company's Chief Executive Officer, Chief Financial Officer and top marketing officer against compensation paid to similar positions in certain companies deemed by the Board and management to be competitive with the Company in the hiring of executives. The consultant analyzed the total direct compensation based on a third-party, broad based, multi-industry 125 company size sample survey from Mercer and Towers and Watson regressed to the Company's annual revenue, with total direct compensation being the sum of base salary, target annual bonus and annualized long-term incentive grants values. They also provided specific information on six similarly sized companies with either manufacturing or marketing characteristics similar to Orchids'. The companies comprising the small group were:

Overhill Farms	Inventure Foods
UFP Technologies	Bridgford Foods
Material Sciences	MOD Pac

The Compensation Committee did not set our executive compensation packages or levels with reference to any particular percentile or to match any particular element or mix of elements. However, as part of its commitment to keeping executive pay consistent with that of its peers and with the market, the Compensation Committee used Cook's reports along with other factors, such as Company and individual performance, to ensure the Company's compensation to its executive officers was consistent with market practice and to determine any necessary adjustments to the structure of the Company's compensation packages and the defined metrics to be used for the Company's compensation program. The Compensation Committee determined Cook to be an independent consultant with no conflicts of interest and paid Cook $5,700 for its services.

At the beginning of 2013, the Compensation Committee also consulted with Mr. Shuster, then current Chairman of the Board, regarding the compensation packages and bonus program for our executive officers. Pursuant to a consulting agreement with Mr. Shuster, the Company paid Mr. Shuster a pro rated amount of $23,333 in 2013, which amount was for various consulting advice and assistance, including regarding Company compensation.

Role of the Chief Executive Officer. The Chief Executive Officer assists the Compensation Committee in reaching compensation decisions by developing recommended compensation for the Company's other officers and management personnel. The Chief Executive Officer may also consult informally with the Compensation Committee and our Chairman of the Board of Directors prior to presenting his recommendations to the Compensation Committee for their review and discussion to ensure that his recommendations will best reflect our compensation objectives. In 2013, the Chief Executive Officer also prepared recommendations for the metrics of the bonus plan in consultation with the Chief Financial Officer and our Chairman of the Board of Directors.

Role of Stockholders. The Compensation Committee considers stockholder input when setting compensation for named executive officers. At our 2011 annual meeting of stockholders, 83.4% of the votes cast on the advisory vote on executive compensation were in favor of our executive compensation policies. The Board of Directors and the Compensation Committee reviewed these vote results and determined that, given the significant level of support, no major re-examination of our executive compensation policies was necessary at this time. At least once every six years, we are required by the Dodd-Frank Act to provide stockholders with an opportunity to cast a non-binding, advisory vote on the frequency of future advisory votes on executive compensation. At our 2011 annual meeting, our stockholders voted in favor of holding such advisory votes every three years. Accordingly, at that time, the Board determined that the Company's policy will be to include an advisory vote on executive compensation in the Company's annual meeting proxy materials every three years until the next required frequency vote is held. As set forth in this Proxy Statement, we intend to solicit input from our stockholders on our executive compensation at the 2014 annual meeting of stockholders.

Role of Employment Agreements. We consider employment agreements to be an important part of recruiting and retaining qualified executive officers. All of the named executive officers have entered into employment agreements with us. Our employment agreements with the named executive officers establish the named executive officers' initial base salary. The employment agreement for Robert Snyder (our former Chief Executive Officer) required that his base salary be increased on an annual basis based on increases to the consumer price index for the Midwest Urban metropolitan area with a population between 50,000 and 1,500,000 people. Mr. Schoen's and Mr. Schroeder's employment agreements do not provide for any automatic increase, however, their base salaries are subject to annual review and increase in the discretion of the Board of Directors and the Compensation Committee. Employment agreement terms may also include provisions regarding severance, change-in-control, confidentiality, non-competition and non-solicitation. These employment agreements are described in further detail under the section of this proxy captioned "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS."

Elements of Compensation

Our executive compensation program consists of various elements of compensation that are intended to work together to provide total compensation that is reasonable, competitive, and related to both the Company's performance and the individual performance of employees. Our principal competitors for executive talent are other pulp and paper industry companies as well as other companies in our region. As such, when we consider whether our levels of compensation are externally competitive, we evaluate the market for executive talent based upon the knowledge and experience of the Compensation Committee members, compensation consultants and their contacts in the paper industry. In addition, we believe that a significant portion of our compensation program should be dependent on the continued growth and success of the Company so that our executive officers have even stronger motivation to work toward the long-term interests of our stockholders as set forth in our compensation objectives described above. Accordingly, a significant portion of our named executive officers' compensation is designed to be "at risk" and therefore contains elements dependent upon achieving performance goals as well as equity which will appreciate in value only to the extent that shares held by our stockholders also increase in value. The elements of total compensation for our named executive officers are:

- base salary;

- cash bonus;

- equity-based compensation;

- 401(k) plans; and

- perquisites.

For fiscal year 2013, the Compensation Committee designed our named executive officers' total direct compensation opportunity to consist of approximately 52% base salary, 31% performance-based cash bonus and 17% equity compensation. The actual total direct compensation paid to our named executive officers for fiscal year 2013 consisted of approximately 57% base salary (34% for Mr. Schoen, whose salary was pro rated), 24% to 26% performance-based cash bonus (17% for Mr. Schoen, whose cash bonus was pro rated) and 19% equity compensation. Total direct compensation consists of the sum of base salary plus target annual bonus, plus annual incentive grants.

Base salary. We seek to provide our Chief Executive Officer and Chief Financial Officer with a competitive annual base salary. Base salary is set at a level that is competitive for the responsibilities of the position taking into account our industry and geographic location. In addition, the Compensation Committee considers adjustments to base salary based on both Company and individual performance as well as internal equity within our pay scale. We do so in order to attract and retain a high caliber of talent for these positions, and to provide a fair base wage that is not subject to the Company's performance risk. For the named executive officers, the minimum base salary is established in their employment agreements and, as such, is also subject to the outcome of the Company's negotiations with the executives. Increases to base salary in subsequent years are made at the discretion of our Compensation Committee. Under his employment agreement, Robert Snyder, our former Chief Executive Officer was entitled to increases based upon increases in the applicable consumer price index. However, neither Mr. Schoen's nor Mr. Schroeder's current employment agreements contain such a provision.

The salary increases for the named executive officers of 2.0% in early 2013 were aligned with the Company's salary increases for other salaried employees, which averaged approximately 2.4% above their fiscal year 2012 salaries. In late 2013, in connection with the Compensation Committee's review and consultation regarding the compensation paid to the position of Chief Executive Officer of the Company and negotiations with our incoming Chief Executive Officer, the base salary of the position was increased 22.5%, from $326,400 to $400,000.

In considering the competitiveness of our base salaries, the Compensation Committee relies upon the expertise of its members, the use of third-party consulting firms, and data from a database created by Equilar Inc., an independent executive compensation research firm that draws information from proxy statements and other reports filed with the Securities and Exchange Commission. In 2012, in connection with the execution of employment agreements with the Chief Executive Officer and the Chief Financial Officer, the Compensation Committee consulted a report of the base salary for chief executive officers and, separately, chief financial officers at 40 Midwest-based small publicly traded manufacturing companies, excluding oil and gas companies, which Management and the Compensation Committee believe are representative of the types of companies with which we compete for executive talent. In 2013, the Compensation Committee consulted Cook's review and benchmark study of the compensation of the Company's Chief Executive Officer and Chief Financial Officer in order to establish the terms of Mr. Schoen's compensation package.

The following table lists the base salaries set by the Compensation Committee for each of the named executive officers during each of 2012 and 2013, along with the percentage change from year to year:

Base Compensation

	2012	2013	Percentage Change
Robert A. Synder(1)	$320,000	$326,400	2.0%
Jeffrey S. Schoen(2)	(2)	$400,000	(2)
Keith R. Schroeder(3)	$206,000	$210,120	2.0%

(1) In January 2012, Mr. Snyder's employment agreement was amended to increase his base salary to $320,000, with no further consumer price index adjustments to occur to his base salary until February 1, 2013 and on each February 1 thereafter. Effective January 1, 2013, Mr. Snyder's base salary was increased to $326,400 to correspond with the 2.0% increase in the consumer price index.

(2) Mr. Schoen was not a named executive officer in 2012. In November 2013, Mr. Schoen was appointed Chief Executive Officer. Pursuant to his employment agreement, his initial base salary is $400,000 per year and is subject to an annual review by the Compensation Committee. Mr. Schoen was paid a pro rated amount of $53,846 in base salary for the period he served as Chief Executive Officer in 2013.

(3) Mr. Schroeder's base salary is subject to an annual review by the Compensation Committee. Effective January 1, 2013, Mr. Schroeder's base salary was increased to $210,120 per year.

In January 2012, in connection with the amendment of Mr. Snyder's employment agreement, the Compensation Committee reviewed Mr. Snyder's compensation and the data in an Equilar report of base salaries for chief executive officers at similar public companies. Mr. Snyder's base salary was increased to $320,000 per year effective January 1, 2012. Effective January 1, 2013, Mr. Snyder's base salary was increased to $326,400 to correspond with the 2.0% increase in the consumer price index. In January 2012, the Compensation Committee reviewed Mr. Schroeder's compensation and the data in an Equilar report of base salaries for chief executive officers at similar public companies, and effective January 1, 2012, Mr. Schroeder's base salary was increased to $206,000 per year. Effective January 1, 2013, Mr. Schroeder's base salary was increased 2.0%, to $210,120 per year. In November 2013, in connection with the appointment of Mr. Schoen as Chief Executive Officer, the Compensation Committee reviewed the current base salary of the position of Chief Executive Officer and the reports provided by Cook in its compensation review. Mr. Schoen's base salary was set at $400,000 per year. The Company paid Mr. Schoen a pro rata amount of $53,846 of his base salary in 2013 for the period in which he served as Chief Executive Officer.

Cash bonus.   The Company's annual cash bonus plan is performance-based and designed to reward named executive officers for their contributions to the Company in clear, measurable criteria. In general, the Compensation Committee begins working with our executive officers late in the current year to establish performance goals for the following year's cash bonus plan. The employment agreements for each of the Company's named executive officers provide that cash bonus compensation is capped at 100% of their respective base salary. The Company's Chief Financial Officer certifies the accuracy and consistency of the bonus calculation and presents the calculation to the Compensation Committee in the first quarter of each year and at other times as requested by the Compensation Committee.

In 2013, the Company's performance bonus program was based on formulas, including target metrics and potential bonus ranges based on elements deemed critical to the Company's financial results. The Company's principal financial metric was earnings before interest expense, taxes, depreciation, and amortization (**"EBITDA"**). The EBITDA cash bonus goals were established based upon results from the previous year and evaluation of expectations for business for the coming year, taking into account market conditions, capital invested for efficiency and growth, fiber prices and other factors. The Compensation Committee considered the current economic conditions and business environment on both a micro and macro basis. Macro factors included the expected state of the economy and energy and raw material prices. Micro factors included competitive conditions, capacity in the tissue products industry both on a regional and national basis, and consumer trends and how they impact our customers' requirements for our products. For purposes of determining the final 2013 bonus calculation, we excluded estimated bonus accruals from the EBITDA calculation. In addition, for purposes of the bonus calculation, the Compensation Committee excluded unusual costs from the EBITDA calculation.

In 2013, the cash bonus program included metrics for EBITDA, paper making production (based on tons of paper produced per day), and the converting process (based on our hourly labor cost per case of converted product produced). Cash bonuses for named executive officers for their work in 2013 were determined based on the Company's performance against predetermined targets and thresholds for each of the three metrics for the fiscal year. The program was designed such that those who could most affect a Company's performance metric would have the largest portion of their total potential compensation at risk with respect to such metric. In addition, the range of thresholds and corresponding payouts for each metric were established to provide a graduated payout scale. The Compensation Committee has historically placed greatest emphasis on EBITDA. If the Company did not achieve the minimum EBITDA performance threshold, the named executive officers were not entitled to receive bonus payouts based on paper making production metrics or converting production metrics regardless of whether those metrics had been achieved. Each of our named executive officers had a target bonus of 60% of base salary, which was

$195,840 for Mr. Snyder, $126,072 for Mr. Schroeder, and $32,308 for Mr. Schoen based on his pro rated salary for 2013.

In 2013, the cash bonus program also allowed for subjectively based awards from a discretionary bonus pool. Historically, the Company has not granted significant subjectively determined bonuses under the performance bonus program. The Compensation Committee had desired the flexibility to award both named executive officers and other salaried employees for specific performance not covered in the performance metrics of the bonus plan to retain key personnel. The Compensation Committee set the amount of the discretionary bonus pool each year after considering recommendations from the Chief Executive Officer, the Chief Financial Officer and the Chairman of the Board of Directors. For 2013, the amount available in the discretionary bonus pool for employees other than named executive officers was $225,000. No discretionary bonuses were granted to our named executive officers for 2013.

The following table shows the 2012 and 2013 bonus payments for each of our named executive officers:

Bonus

	Actual 2012	Actual 2013	Percentage Change
Robert A. Snyder	$161,696	$134,451	−16.8%
Jeffrey S. Schoen	(1)	$ 26,381	(1)
Keith R. Schroeder	$106,174	$ 95,025	−10.5%

(1) Mr. Schoen began serving as Chief Executive Officer as of November 8, 2013. His bonus was pro rated for the period in which he served as Chief Executive Officer in 2013.

The table below shows the Company's 2013 performance thresholds for EBITDA and the corresponding percentage of the bonus award to be weighted with the other bonus metrics. For 2013, the final EBITDA calculation was $27,533,000, which means the named executive officers received approximately 45% of the EBITDA portion of their bonus.

EBITDA Performance Thresholds

2013 Goals	Percent of EBITDA bonus achieved(1)
<$23,885,000	0%
24,000,000	10%
25,000,000	20%
26,000,000	30%
27,000,000	40%
28,000,000	50%
28,500,000	60%
29,000,000	70%
29,500,000	80%
30,000,000	90%
31,000,000	100%
32,500,000	110%
34,000,000	120%

(1) Actual bonus percentage was prorated between thresholds and weighted with the other bonus metrics for 2013. Any level of the weighted metrics above the 100% maximum would not necessarily result in additional bonus above the 100% maximum but may be reviewed and awarded by the Board of Directors in its sole discretion.

The following tables show the Company's 2013 performance thresholds for converting production and parent roll manufacturing and the corresponding percentage of the bonus award tied to each metric that is payable if the Company meets such threshold. For 2013, the Company's hourly labor cost per case was $1.24, which means the named executive officers received approximately 6% of the converting production portion of their bonus, and the Company produced an average of 160.9 tons of paper per day, which means the named executive officers received approximately 84% of the parent roll manufacturing portion of their bonus.

Converting Production Thresholds(1) (hourly labor cost per finished product case)		Parent Roll Manufacturing Thresholds(3) (tons/day)	
2013 Goals	Percent of converting production bonus achieved(2)	2013 Goals	Percent of parent roll manufacturing bonus achieved(4)
>$1.25	0%	<155.0	0%
1.20	30%	156.0	25%
1.18	50%	157.0	40%
1.15	75%	158.0	50%
1.10	100%	159.0	60%
		160.0	80%
		165.0	100%

(1) Actual bonus percentage was calculated on a prorated basis between thresholds. The percentages are presented as a percent of the converting production metric, which comprised 10% of total bonus.

(2) The converting production metric was based on our hourly labor cost per case of converted product produced, which was determined by adding all hourly labor costs of converting the product (including wages, taxes and fringe benefits of employees running the converting lines and working in the warehouse, but excluding managerial costs), divided by the total number of cases produced.

(3) The parent roll manufacturing metric was based on the daily average tons of paper produced.

(4) Actual bonus percentage was calculated on a prorated basis between thresholds. The percentages are presented as a percent of the parent roll manufacturing metric, which comprised 10% of total bonus.

The tables below summarize the weighted bonus metrics for the payment of 2013 cash bonuses.

Weighted Operating Metrics as a Percentage of Total Bonus

	Robert A. Synder	
Metric	Composition of 2013 Bonus	Actual 2013 Payment
EBITDA	80%	$105,205
Converting Production	10%	$ 1,959
Paper Making Production	10%	$ 27,287
Total	100%	$134,451

	Keith R. Schroeder	
Metric	Composition of 2013 Bonus	Actual 2013 Payment
EBITDA	80%	$76,198
Converting Production	10%	$ 1,261
Paper Making Production	10%	$17,566
Total	100%	$95,025

	Jeffrey S. Schoen(1)	
Metric	Composition of 2013 Bonus	Actual 2013 Payment(1)
EBITDA	80%	$21,154
Converting Production	10%	$ 350
Paper Making Production	10%	$ 4,877
Total	100%	$26,381

(1) The bonus amounts shown for Mr. Schoen were pro rated for the period in which he served as Chief Executive Officer in 2013.

For 2014, the Compensation Committee has decided to streamline the bonus structure to strictly an EBITDA metric, because it believes that the named executive officers should be encouraged to consider all means for improving EBITDA, including converting production and paper making production as well as other operational and financial means for improving overall financial results. By eliminating the specific bonus metrics for paper making production and converting production, this provides our named executive officers and other employees a more focused and team-driven environment to improve earnings through cost reduction programs, efficiency improvement programs and sales improvement programs to help drive total earnings of the Company.

For 2014, the Compensation Committee has also eliminated the discretionary bonus pool in favor of more formula-driven awards. The committee believes that performance-based awards for all employees will further improve focus and teamwork across the Company to increase earnings.

The Company's 2014 cash bonus plan provides for 100% of an executive's targeted bonus amount, which is 60% of his base salary, to be paid if the Company achieves EBITDA of $28,624,000, and opportunity for 150% of an executive's targeted bonus amount to be paid if EBITDA of $31,009,000 is achieved. Under the plan, no bonuses will be paid to the Company's named executive officers if the threshold EBITDA of $25,663,000 is not achieved. The amount of bonus that an executive earns will be interpolated if the Company's performance falls between the threshold and the target EBITDA levels, or the target and the maximum levels.

In February 2014, the Company adopted a claw back policy to help protect the interests of its stockholders. The Company's claw back policy further aligns the interests of our executives with the stockholders. Under our claw back policy, our Board of Directors may adjust or cancel, or require recovery of, any incentive-based compensation from current or former executives if the Company has to issue an accounting restatement based on erroneous data due to material non-compliance with any financial reporting requirement under federal securities laws that affect directly or indirectly the objective and subjective metrics used to determine bonuses and equity awards.

Equity-based compensation. We believe that equity grants serve our compensation objectives by linking the compensation of our key employees to our Company's growth and prosperity, because the value of the equity awards will increase or decrease with the changes in the value of our Common Stock. Annual grants of equity awards are made in the discretion of the Compensation Committee based on review of the compensation program and the performance of the Company and our executives. Orchids' Stock Incentive Plan (the "2005 Plan") provides for awards of Stock Options, Stock Appreciation Rights and other stock based awards, including awards of restricted stock. The 2005 Plan's purpose is to provide the Company with a means to assist in recruiting, retaining, and rewarding certain employees, directors, and consultants and to motivate such individuals to exert their best efforts on behalf of the Company by providing incentives through the granting of awards. By granting awards to such individuals, the Company expects that the interests of the recipients will be better aligned with those of the Company.

The Company's Compensation Committee is the administrator of the 2005 Plan. Subject to the express provisions of the plan, the committee has plenary authority, in its discretion, to determine the individuals to whom, and the time or times which, awards shall be granted and the number of shares, if applicable, to be subject to each award. In making such determinations, the committee may take into account the nature of services rendered by the respective individuals, as well as their present and potential contributions to the Company's success. The Compensation Committee reviews and approves stock-based awards to executive officers based upon a number of factors, including the number of shares vesting for each named executive officer in each year and the amount of equity held by each named executive officer in the aggregate, its assessment of individual performance, and retention considerations.

Over the past two years, the Company has granted various types of equity awards to its named executive officers. The options granted by the Company in 2012 were time-vested options. They vested in three equal installments, beginning on the date of grant and on each of the two subsequent anniversaries of the date of grant.

In 2013, in an effort to reduce dilution of the Company's Common Stock but provide dividend incentive to the grantee, the Company made a one-time grant of restricted stock awards to its named executive officers, with the initial vesting date being on the first anniversary of the grant date. On February 13, 2013, Mr. Snyder was awarded 5,000 shares of restricted stock and Mr. Schroeder was awarded 3,000 shares of restricted stock, vesting in equal installments over a period of three years beginning on February 13, 2014.

Beginning with the appointment of Mr. Schoen as Chief Executive Officer in November of 2013, the Company began awarding performance-based options rather than time-vested options or grants of restricted stock. The Board of Directors believes that our stockholders' interests are better represented by the granting of performance-based options that will become exercisable, if at all, if and when the share price of the Common Stock closes at certain percentages above the exercise price of the option. Any unvested portion of the option will expire five years from the date of grant. The Compensation Committee believes that this type of performance-based vesting schedule better aligns the goals of our executives with the goals of our stockholders and the performance of the Company. In November 2013, the Compensation Committee granted Mr. Schoen a performance-based option to purchase 400,000 shares of Common Stock (such option was not granted pursuant to any share-based payment Plan; the option was a stand-alone grant outside of any Plan and is subject to shareholder approval). In February 2014, the Compensation Committee granted several members of the management team performance-based options under the 2005 Plan to purchase shares of Common Stock, including a grant to Mr. Schroeder of an option to purchase 25,000 shares of Common Stock. The performance criteria for Mr. Schroeder's option and the options granted to the other members of management were conformed to those of Mr. Schoen's option so that the key members of management are aligned in their efforts to increase stockholder value. Each of these performance based options will vest, if at all, in four equal installments as follows: one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $34.788 for three consecutive business days; one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $42.35 for three consecutive business days; one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $51.425 for three consecutive business days; and one quarter of the shares will vest when the price of the Company's Common Stock closes at or above $60.50 for three consecutive business days. The Company believes that having all members of senior management striving for these same targets will enhance teamwork and motivate better performance.

The following table shows the vested equity for each named executive officer as of December 31, 2013, the number of shares vesting each year until the award is fully vested and the aggregate number of shares subject to the outstanding grants. On December 31, 2013, 5,000 unvested shares of restricted stock were forfeited by Mr. Snyder and returned to the Company for use in future grants.

Vested Equity

	Vested Year-end 2013	2014	2015	2016	Total Option and Restricted Stock Shares
Robert A. Snyder(1)	—	—	—	—	—
Jeffrey S. Schoen(2)	42,500	—	—	—	42,500
Keith R. Schroeder(3)	6,666	4,334	1,000	1,000	13,000

(1) On February 13, 2013, Mr. Snyder was awarded 5,000 shares of Restricted Stock under the 2005 Plan, vesting in equal installments over a period of three years beginning on February 13, 2014. On December 31, 2013, Snyder's 5,000 unvested restricted stock shares were forfeited.

(2) Mr. Schoen holds 42,500 vested options to purchase the Company's Common Stock. All of these options were granted to Mr. Schoen as a member of the Board of Directors under the 2005 Plan.

(3) On February 13, 2013, Mr. Schroeder was awarded 3,000 shares of Restricted Stock under the 2005 Plan, vesting in equal installments over a period of three years beginning on February 13, 2014. Mr. Schroeder also holds 10,000 options to purchase the Company's Common Stock. At December 31, 2013, 6,666 of these options were vested, while 3,334 vested on January 19, 2014. In addition to the equity listed in this chart, on February 4, 2014, Mr. Schroeder was awarded an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share. This option vests, if at all, in four equal tranches if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

401(k) plans. We have three 401(k) retirement savings plans. One covers all non-union employees, one covers the Company's union employees in the paper mill, and one covers the Company's union employees in the converting facility. Our executive officers are covered by the non-union plan. The Company may make matching or additional contributions to the plan, to be determined annually by the Compensation Committee, for the benefit of all participants. As of January 1, 2013, we changed from a four year vesting schedule to immediate vesting in the 401(k) plan. In addition, our employer match changed from 87.5% of a salaried employee's deferrals up to 8% of wages paid to 100% of a salaried employee's deferrals up to the first 3% of wages paid, 50% of the next 2% and 100% of next 3%, which deferrals are limited by the IRS prescribed maximum.

Perquisites. We offer limited perquisites to our named executive officers. All salaried employees of the Company receive a term life insurance benefit of one year's base salary while employed by the Company, as well as short-term and long-term disability insurance coverage. The Company believes that these certain limited perquisites are an important element of compensation for attracting and retaining high caliber executive officers, but that perquisites are not the most effective means of achieving the Company's compensation objectives.

Severance, change in control, and other post-employment payments. The Company's named executive officers have severance and change in control provisions as part of their employment agreements. The purpose of these provisions is to aid in retention and recruitment. In addition, by providing for change of control payments, we are able to encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company and protect the earned benefits of the officer against adverse changes resulting from a change in control. The level of payments provided under these provisions is consistent with what the Compensation Committee views as common industry practices. These arrangements are described in greater detail in the section of the proxy captioned "EXECUTIVE COMPENSATION—Potential Payments Upon Termination or Change in Control."

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation of Robert A. Snyder, the Company's former Chief Executive Officer, Jeffrey S. Schoen, the Company's current Chief Executive Officer, and Keith Schroeder, the Chief Financial Officer, the Company's only executive officers in 2011, 2012 and 2013. Robert A. Snyder served as Chief Executive Officer from 2011 through November 8, 2013, and Jeffrey S. Schoen has served as Chief Executive Officer since November 8, 2013. There were no other executive officers whose aggregate cash compensation exceeded $100,000 during the applicable years. We refer to these persons as the "**named executive officers**" elsewhere in this proxy statement. The chart below provides information regarding Mr. Schoen solely for 2013, the first year that Mr. Schoen became a named executive officer.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation	Total
Robert A. Snyder	2013	$325,907	$—	$108,475(4)	$ —	$134,451	$438,152(8)	$1,006,985
Former President and	2012	$320,000	$—	$ —	$92,197(5)	$161,696	$ 25,841(9)	$ 599,734
Chief Executive Officer . . .	2011	$276,334	$—	$ —	$ —	$100,735	$ 46,260(10)	$ 423,329
Jeffrey S. Schoen	2013	$ 53,846	$—	$ —	$79,200(6)	$ 26,381(7)	$ 80,800(11)	$ 240,227
Current President and								
Chief Executive Officer								
Keith R. Schroeder	2013	$209,565	$—	$ 65,085(5)	$ —	$ 95,025	$ 23,403(12)	$ 393,078
Chief Financial Officer . . .	2012	$206,000	$—	$ —	$54,233(5)	$106,174	$ 23,649(13)	$ 390,056
	2011	$196,883	$—	$ —	$ —	$ 64,534	$ 18,439(14)	$ 279,856

---

(1)   The amounts in this column represent the grant date fair value of restricted stock granted to each named executive officer, determined by calculating the arithmetic mean between the high and low prices of the Company's Common Stock as reported on the grant date.

(2)   The amounts in this column represent the grant date fair value of stock options granted to each named executive officer, determined using the Black-Scholes option pricing model, in accordance with FASB ASC Topic 718. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 and Note 9—Stock Incentive Plan to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 6, 2014.

(3)   These are performance bonus amounts earned based on performance criteria established at the beginning of each year pursuant to the annual incentive bonus plan, but are typically paid in the year following.

(4)   On February 13, 2013, Mr. Snyder received 5,000 shares of restricted Common Stock and Mr. Schroeder received 3,000 shares of restricted Common Stock, subject to vesting over a period of three years beginning on February 13, 2014. As of December 31, 2013, 5,000 unvested shares of Snyder's restricted stock were forfeited.

(5)   On January 19, 2012, Mr. Snyder received a stock option to purchase 17,000 shares of Common Stock and Mr. Schroeder received a stock option to purchase 10,000 shares of Common Stock, subject to vesting over a period of two years.

(6)   On May 16, 2013, Mr. Schoen received a fully vested stock option to purchase 15,000 shares of Common Stock during his tenure as a member of the Board of Directors.

(7)   This is a pro rated bonus amount based on Mr. Schoen's length of service in 2013.

(8)   Consists of $20,125 of matching Company contributions to the Company's 401(k) plan, a payment of one week's salary of $6,277 in lieu of accrued vacation time in accordance with Company policy, $6,750 in dividends paid on unvested restricted stock and the following amounts accrued in 2013 pursuant to Mr. Snyder's Separation Agreement: (i) $326,400 base salary (equal to one year base salary), to be paid in equal installments in accordance with the Company's standard payroll schedule through December 31, 2014, (ii) $20,000 one-time severance payment, (iii) $44,000 after-tax reimbursements for health insurance coverage, (iv) $14,600 gross up payment.

(9)   Consists of $19,687 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $6,154 in lieu of accrued vacation time in accordance with Company policy.

(10) Consists of a gross up payment of $21,552 for Mr. Snyder's relocation to Oklahoma, $19,250 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $5,458 in lieu of accrued vacation time in accordance with Company policy.

(11) Consists of $80,800 in fees earned by Mr. Schoen in 2013 as a member of the Board of Directors for attending meetings of the Board of Directors, the Audit Committee and the Nominating and Corporate Governance Committee during 2013. See also "Summary Board of Directors Compensation."

(12) Consists of $15,312 of matching Company contributions to the Company's 401(k) plan, a payment of one week's salary of $4,041 in lieu of accrued vacation time in accordance with Company policy and $4,050 in dividends paid on unvested restricted stock.

(13) Consists of $19,687 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $3,962 in lieu of accrued vacation time in accordance with Company policy.

(14) Consists of $14,609 of matching Company contributions to the Company's 401(k) plan and a payment of one week's salary of $3,830 in lieu of accrued vacation time in accordance with Company policy.

2013 Grants of Plan-Based Awards

Each year, based upon the recommendations of the Compensation Committee, the Company sets forth a cash bonus program based on target metrics critical to the Company's financial results. In 2013, the bonus program was based on formulas and potential bonus ranges. If the EBITDA minimum threshold was achieved, named executive officers were eligible to receive cash bonus payments based on performance in the operating metrics of EBITDA, paper making production and converting production. The following table summarizes annual cash incentive opportunities provided to named executive officers in 2013.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards(1)		
		Threshold ($)	Target ($)	Maximum ($)
Robert Snyder	March 20, 2013	$3,264	$195,840	$326,400
Keith R. Schroeder	March 20, 2013	$2,101	$126,072	$210,120
Jeffrey S. Schoen	January 23, 2014(2)	$4,000	$240,000	$400,000

(1) These columns show the potential value of the payout for each named executive officer if the threshold, target or maximum goals are satisfied for all performance measures under our executive cash incentive plan for the year. The potential payouts are performance-driven and therefore completely at risk. The business measurements, performance goals and salary and bonus multiples for determining the payout are described in the "COMPENSATION DISCUSSION AND ANALYSIS."

(2) On January 23, 2014, the Company entered into an Employment Agreement with Mr. Schoen, effective November 8, 2013, that included Mr. Schoen in the 2013 cash bonus program.

The Company's 2005 Plan provides for grants of stock options, stock appreciation rights, performance-based awards, as well as other stock based awards and cash based awards. With respect to executive officers and directors, the Company makes equity awards under the 2005 Plan to encourage them to focus on long-term Company performance. On February 13, 2013, Mr. Snyder was awarded 5,000 shares of Restricted Stock and Mr. Schroeder was awarded 3,000 shares of Restricted Stock, each with a grant date fair value of $21.695 per share, vesting in equal installments over a period of three years beginning on February 13, 2014, and each with a right to receive dividends. On December 31, 2013, 5,000 unvested shares of restricted stock were forfeited by Mr. Snyder and returned to the Company for use in future grants.

The following restricted stock and stock option grants were made to our named executive officers during the year ended December 31, 2013:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Closing Price of Stock on Grant Date	Grant Date Fair Value of Stock and Option Awards
Robert A. Snyder	February 13, 2013	5,000(2)		$21.695	$21.63	$108,475
Keith R. Schroeder(3) . . .	February 13, 2013	3,000		$21.695	$21.63	$ 65,085
Jeffrey S. Schoen	May 16, 2013		15,000(4)	$ 22.95	$23.00	$ 79,200
	November 8, 2013(5)		400,000	$ 30.25	$30.80	(5)

(1) The exercise or base price is the fair market value of the Company's Common Stock on the grant date, which is an amount equal to the arithmetic mean between the high and low prices of the stock as reported on such date.

(2) On December 31, 2013, Mr. Snyder's 5,000 shares of unvested restricted stock were forfeited and returned to the Company for use in future grants.

(3) This award was granted under the 2005 Plan. In addition to this award, on February 4, 2014, under the 2005 Plan, Mr. Schroeder was awarded an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share, vesting, if at all, in four equal tranches if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

(4) This grant was awarded to Mr. Schoen as a member of the Board of Directors under the 2005 Plan.

(5) This grant was a stand-alone grant awarded to Mr. Schoen in connection with his appointment as Chief Executive Officer and is subject to stockholder approval on or before September 30, 2014. The Company has called a Special Meeting of Stockholders on April 9, 2014, at which the option grant to Mr. Schoen will be submitted to the stockholders for approval. A preliminary valuation of this option as of November 8, 2013 indicated compensation expense of $1,900,000 which would be amortized over a service period not to exceed 2.6 years. If the Schoen Option is approved by the stockholders, a final valuation will be calculated and the actual grant date fair value will be determined as of the date of such approval.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information on the holdings of stock options by the named executive officers as of December 31, 2013. Mr. Snyder had no outstanding equity awards as of December 31, 2013.

			Option Awards			
	Grant Date(1)	Number of Stock Options Granted	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date(1)
Jeffrey S. Schoen(2)	February 2, 2007	3,750	3,750	—	$ 8.58	February 2, 2017
	June 19, 2007	3,750	3,750	—	$ 5.18	June 19, 2017
	May 20, 2008	3,750	3,750	—	$ 7.48	May 20, 2018
	May 19, 2009	3,750	3,750	—	$ 17.60	May 19, 2019
	May 19, 2010	3,750	3,750	—	$ 13.84	May 19, 2020
	May 19, 2011	3,750	3,750	—	$ 11.95	May 19, 2021
	May 17, 2012	5,000	5,000	—	$17.845	May 17, 2022
	May 16, 2013	15,000	15,000	—	$ 22.95	May 16, 2023
Keith R. Schroeder(3) . . .	January 19, 2012	10,000	6,666	3,334	$ 18.77	January 19, 2022

(1) The expiration date of each option occurs ten years after its date of grant.

(2) On November 8, 2013, Mr. Schoen was granted an option to purchase 400,000 shares of the Company's Common Stock at an exercise price of $30.25 per share, vesting if and when the Company's Common Stock closes at or above certain designated prices for three consecutive business days. This option must be approved by stockholders on or before September 30, 2014 to become exercisable. The Company has called

a Special Meeting of Stockholders on April 9, 2014, at which the option grant to Mr. Schoen will be submitted to the stockholders for approval.

(3) In addition to the award listed on this chart, in February 4, 2014, Mr. Schroeder was granted an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share, vesting if and when the Company's Common Stock closes at or above certain designated prices for three consecutive business days.

The following table sets forth information on the holdings of restricted stock by the named executive officers as of December 31, 2013. Mr. Schoen and Mr. Snyder had no restricted stock as of December 31, 2013.

| | | | Stock Awards | |
| | | Number of Shares or Units of Stock Granted | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) |
	Grant Date(1)			
Keith R. Schroeder	February 13, 2013	3,000	3,000	$98,520

The table below provides the grant date for each outstanding equity award at the end of fiscal 2013 and the respective vesting schedule:

| | | Number of Stock Options Granted | Number of Shares or Units of Stock Granted | Vesting Period | | | | |
	Grant Date(1)			Prior to 2013	2013	2014	2015	2016
Jeffrey S. Schoen(2) . . .	February 2, 2007	3,750		3,750	—	—	—	—
	June 19, 2007	3,750		3,750	—	—	—	—
	May 20, 2008	3,750		3,750	—	—	—	—
	May 19, 2009	3,750		3,750	—	—	—	—
	May 19, 2010	3,750		3,750	—	—	—	—
	May 19, 2011	3,750		3,750	—	—	—	—
	May 17, 2012	5,000		5,000	—	—	—	—
	May 16, 2013	15,000		15,000	—	—	—	—
Keith R. Schroeder(3) . .	January 19, 2012	10,000			3,333	3,333	3,334	—	—
	February 13, 2013		3,000	—	—	1,000	1,000	1,000

(1) The expiration date of each option occurs ten years after its date of grant.

(2) Mr. Schoen's option to purchase 400,000 shares of the Company's Common Stock is subject to stockholder approval and will vest, if at all, if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

(3) In addition to the equity awards listed in this chart, on February 4, 2014, Mr. Schroeder was awarded an option to purchase 25,000 shares of the Company's Common Stock at an exercise price of $30.88 per share, vesting, if at all, in four equal tranches if and when the share price of the Company's Common Stock closes at or above each of $34.788, $42.35, $51.425 and $60.50 for three consecutive business days.

Option Exercises and Stock Vested in Last Fiscal Year

Our named executive officers had no restricted stock that vested in 2013. Our named executive officers exercised the following options during the fiscal year ended December 31, 2013:

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Robert A. Snyder	196,334	$3,674,661
Keith R. Schroeder	162,500	$3,306,009

Potential Payments Upon Termination or Change in Control

The following table sets forth the potential payments to our named executive officers under existing agreements for various scenarios involving a change in control or termination of employment, assuming termination or change in control occurred on December 31, 2013, except with respect to Mr. Snyder. The table below sets forth the actual payments due to Mr. Snyder in connection with his termination of employment as of December 31, 2013 pursuant to the Separation Agreement (as discussed below in "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS").

	Termination With Cause	Termination Due to Death or Disability	Termination Without Cause (or For Good) Reason) Within 12 Months After Change In Control(1)(2)	Termination Without Cause (or For Good) Reason) More Than 12 Months After Change In Control(1)	Termination Without Cause	Termination For Good Reason	Termination By Employee Other than For Good Reason
Robert A Snyder . . .	$—	$ —	$ —	$ —	$ —	$ —	$405,000(3)
Jeffrey S. Schoen . .	$—	$26,381(4)	$980,898	$ —	$ —	$ —	$ —
Keith R. Schroeder .	$—	$ —	$565,669	$355,549	$210,120	$210,120	$ —

(1) The payments upon a change in control include the value of the executive's unvested stock options and unvested restricted stock which would vest upon such an event, calculated using the closing market price of the Company's Common Stock at December 31, 2013.

(2) Includes two years' worth of salary.

(3) Includes the following amounts accrued in 2013 pursuant to Mr. Snyder's Separation Agreement: (i) $326,400 base salary (equal to one year base salary), to be paid in equal installments in accordance with the Company's standard payroll schedule through December 31, 2014, (ii) $20,000 one-time severance payment, (iii) $44,000 after-tax reimbursements for health insurance coverage, (iv) $14,600 gross up payment.

(4) This amount represents Mr. Schoen's pro rated bonus for 2013.

The Company has agreed, in the respective employment agreements, to provide the Company's Chief Executive Officer and the Company's Chief Financial Officer with certain payments in connection with their severance from employment. These employment agreements were designed to provide a competitive compensation package to the named executive officers, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company and to protect the earned benefits of the officer against adverse changes resulting from a change in control. Severance payments would not be made in the event the named executive officer is terminated for cause or if he terminates his employment other than for good reason.

If Mr. Schoen's employment is terminated without cause or for good reason within 12 months following a change in control event, then subject to execution of a release agreement Mr. Schoen is entitled to: (i) all earned and accrued but unpaid base salary, and (ii) severance consisting of an amount equal to two years of base salary plus an amount equal to twice the average of the annualized previous two bonus payments (but excluding any Stock Threshold Bonus as described below in "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS"), payable in one lump sum. In the event of Mr. Schoen's death or disability, the Company would be obligated to pay Mr. Schoen's estate all earned and accrued but unpaid base salary, and a pro-rated bonus.

Mr. Schroeder is entitled to a severance payment of one year's salary if the Company terminates him without cause or if he terminates his employment for good reason, and no severance payment if he is terminated for cause or if he terminates his employment other than for good reason. If the Company terminates Mr. Schroeder without cause or if he terminates his employment for good reason within the 12 months following a change of control, he is entitled to a severance payment of two year's salary.

In addition, upon a change in control, all stock options and restricted stock under the 2005 Plan vest immediately.

Cause is defined in the Company's employment agreements as:

• the employee engages in willful misconduct which is materially injurious to the Company;

• the employee is convicted, or enters a plea of *nolo contendere* with respect to a felony;

• the employee engages in fraud or dishonesty in connection with the business of the Company;

• the employee's abuse of or dependency on alcohol or drugs (illicit or otherwise);

• the employee breaches their contractual agreement; or

• the employee fails to perform lawful directives, including, without limitation, any failure to regularly report to the office.

Good reason is defined in the Company's employment agreements as:

• the employee is required to relocate permanently;

• the employee's duties are materially diminished;

• the employee is required to regularly report to another person than the Board of Directors or as designated; or

• the Company breaches its contractual agreement.

The definition of Change in control in the Company's employment agreements includes:

(i) any one person or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; or

(ii) a change in the ownership of all or substantially all of the Company's assets, which occurs on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company or the value of the assets being disposed of determined without regard to any liabilities associated with such assets.

DIRECTORS' COMPENSATION

The chart below sets forth the fees paid to directors in 2013.

Type of Fee	Prior to June 1, 2013	After June 1, 2013
Non-employee Director (other than Chairman)	$30,000	$30,000
Chairman of the Board of Directors	(1)	(1)
Chairman of the Audit Committee	$10,000	$10,000
Member of the Audit Committee	$ 5,000	$ 5,000
Chairman of the Compensation Committee.	$ 5,000	$ 5,000
Chairman of the Nominating and Corporate Governance Committee	$ 5,000	$ 5,000
Board Meeting Attended by Director:		
Attended in person	$ 1,200	$ 1,200
Attended by telephone	$ 600	$ 600
Audit, Compensation or Nominating and Corporate Governance Committee Meetings:		
Attended in person if it is not in conjunction with a full Board meeting .	$ 1,200	$ 1,200
Attended by telephone	$ 600	$ 600
Special Committees(2)	$ 5,000	$ 5,000

(1) In May 2013, upon Mr. Schoen's appointment as Chairman, the Board increased the amount of cash compensation to be paid to the Chairman from $70,000 per year to $150,000 per year with the understanding that in addition to the traditional duties as Chairman, Schoen would spend additional time in Tulsa to provide strategic direction and advice in assisting the Chief Executive Officer and the management team and to assist with communications with stockholders. In November 2013, upon Mr. Berlin's election as Chairman, the Board decreased the amount of cash compensation to be paid to the Chairman to $50,000, to be commensurate with the reduction of extra executive services required of the position.

(2) Generally, members of a special committee are paid $5,000 for their services, however, the fees paid may vary from time to time and are approved on a case-by-case basis by the Compensation Committee.

The Compensation Committee believes directors' incentives should be to improve the long-term value of the Company and promote stockholder returns. Accordingly, in addition to the above fees, our directors are also compensated with awards under the 2005 Plan. It has been the Company's practice to award options for the issuance of 3,750 shares of Common Stock upon a new non-employee director's election to the Board of Directors. At the 2013 annual meeting of stockholders, the Company awarded each continuing non-employee director options for the issuance of 5,000 shares of Common Stock in connection with their re-election (options for the issuance of 15,000 shares of Common Stock were awarded to the Chairman of the Board of Directors). The Company reimburses members of the Board of Directors for travel expenditures related to their services to the Company. In addition, the Company has entered into an indemnification agreement with each of its Directors, which requires the Company to indemnify them against certain liabilities that may arise as a result of their status or service as Directors of the Company. The Company also pays the premiums on the directors' and officers' liability insurance policies.

In February 2013, the Board of Directors appointed Mark Ravich as a director. Consistent with the Board's equity grant policy for non-employee directors, Mr. Ravich received options for 3,750 shares of Orchids Common Stock.

Gary Arnold and Jay Shuster, former Chairman of the Board of Directors, announced their resignation effective as of the conclusion of the 2013 Annual Meeting of Stockholders. On March 5, 2013, the Board of Directors elected director Jeffrey S. Schoen to serve as lead director to assist with the transition.

In May 2013, the Board of Directors appointed Elaine MacDonald as a director. On May 16, 2013, each member of the Board of Directors (other than the Chairman), including Ms. MacDonald, was awarded 5,000 options for the Company's Common Stock. At the same meeting, Mr. Schoen was elected Chairman of the Board. Mr. Schoen had served as lead director from March 2013 to May 2013. In connection with his election to Chairman, the Board awarded Mr. Schoen 15,000 options for the Company's Common Stock. In addition, the Board increased the amount of cash compensation to be paid to the Chairman to $150,000 per year with the understanding that in addition to the traditional duties as Chairman, Schoen would spend additional time in Tulsa to provide strategic direction and advice in assisting the Chief Executive Officer and the management team and to assist with communications with stockholders.

Effective November 4, 2013, Mr. Snyder resigned from the Board of Directors, Mr. Schoen resigned as Chairman of the Board and Steven R. Berlin was elected as the new Chairman of the Board. Upon Berlin's election as Chairman, the Board decreased the amount of cash compensation to be paid to the position of Chairman to $50,000 per year, to be commensurate with the reduction of extra executive services required of the position. In addition, Mr. Berlin will be eligible for an annual award under the Company's Stock Incentive Plan in connection with his re-election at the Company's annual meeting of stockholders.

Summary Board of Directors Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total
Gary P. Arnold(2)	$21,100	$ —	$ —	$ 21,100
Steven R. Berlin(3)	$58,233	$26,400	$ —	$ 84,633
John C. Guttilla(4)	$55,600	$26,400	$ —	$ 82,000
Douglas E. Hailey(5)	$43,800	$26,400	$ —	$ 70,200
Elaine MacDonald(6)	$19,800	$26,400	$ —	$ 46,200
Mark H. Ravich(7)	$42,200	$47,700	$ —	$ 89,900
Jeffrey S. Schoen(8)	$80,800	$79,200	$ —	$160,000
Jay Shuster(9)	$38,000	$ —	$23,333(10)	$ 61,333

(1) The amounts in this column represent the grant date fair value of stock options granted to each director in fiscal 2013, determined using the Black-Scholes option pricing model, in accordance with FASB ASC Topic 718. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be realized by each director. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 and Note 9—Stock Incentive Plan to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 6, 2014.

(2) Mr. Arnold had no vested stock options outstanding as of December 31, 2013.

(3) Mr. Berlin had 21,250 vested stock options outstanding as of December 31, 2013.

(4) Mr. Guttilla had 22,500 vested stock options outstanding as of December 31, 2013.

(5) Mr. Hailey had 28,750 vested stock options outstanding as of December 31, 2013.

(6) Ms. MacDonald had 5,000 vested stock options outstanding as of December 31, 2013.

(7) Mr. Ravich had 8,750 vested stock options outstanding as of December 31, 2013.

(8) Mr. Schoen had 42,500 vested stock options outstanding as of December 31, 2013. Mr. Schoen's compensation as a director is also reflected in the "Summary of Compensation Table" above under "EXECUTIVE COMPENSATION".

(9) Mr. Shuster had 33,500 vested stock options outstanding as of December 31, 2013.

(10) The Company had an informal consulting agreement with Mr. Shuster whereby Mr. Shuster served as a consultant to management and the Board of Directors of the Company. The Board of Directors required Mr. Shuster to meet regularly with the Company's management team, both in person and telephonically; Mr. Shuster consulted on a range of strategic and operational issues. As part of Mr. Shuster's consulting services, he assisted the Compensation Committee with the annual review of the compensation package of our officers and with developing the metrics to be used in our bonus program. Mr. Shuster was paid $70,000 annually for consulting services he provided to the Company. Due to his resignation from the Board of Directors in 2013, Mr. Shuster was paid a prorated amount of $23,333 for consulting services in 2013.

Employee Benefit Plans

Stock Incentive Plan.   In April 2005, the Board of Directors and stockholders adopted a Stock Incentive Plan (the "**2005 Plan**"). The 2005 Plan was established to provide the Company with a means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on our behalf by providing incentive through the granting of awards. The 2005 Plan provided for the granting of incentive stock options to employees and for the granting of non-qualified stock options, stock appreciation rights and other cash or stock-based awards to employees, directors and consultants selected by the Company's Compensation Committee.

Options covering 1,181,750 shares of Common Stock have been awarded under the 2005 Plan at exercise prices ranging from $5.18 to $31.125 per share. As of March 1, 2014, an aggregate of 753,834 shares of Common Stock were issued upon exercise of such options, and 113,666 shares were forfeited or expired. As of the same date, options covering 314,250 shares of Common Stock remain outstanding under the 2005 Plan with exercise prices ranging from $5.18 to $31.125 per share, 142,000 of which remain unvested. In addition, 8,000 shares of restricted stock have been issued and 5,334 shares remain unvested.

The Company has called a Special Meeting of Stockholders on April 9, 2014, at which the Company will set forth the Orchids Paper Products Company 2014 Stock Incentive Plan (the "**2014 Plan**") for stockholder approval. If the 2014 Plan is approved and adopted, no further grants can be made under the 2005 Plan and the remaining 21,416 shares available under the 2005 Plan will be rolled into and allocated to the 2014 Plan to satisfy all future equity awards which will be granted under the 2014 Plan. The 2014 Plan allocated 400,000 shares of Company Common Stock in the aggregate for issuance under the Plan, which included 21,416 shares rolled over from the 2005 Plan. Equity awards previously granted under the 2005 Plan will continue in full force and effect under the terms of the 2005 Plan and are not changed nor modified.

401(k) Plan.   The Company established three 401(k) retirement savings plans in 1998. One plan covers all salaried employees, one covers the Company's union employees in the paper mill and one covers the Company's union employees in the converting facility. Each of the Company's participating employees may contribute to the 401(k) plan, through payroll deductions, not less than 1% nor more than 25% of his or her total cash compensation. The Company may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by the Company's Board of Directors in the case of the Company's 401(k) plan for salaried employees, and by the respective union contracts in the case of the 401(k) plans for union employees. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants are fully vested at all times. Under all plans, employer matching contributions are fully vested at all times. For the years ended December 31, 2011, 2012 and 2013, administrative expenses paid to the third-party provider related to the 401(k) plans were $1,950, $1,000 and $625, respectively.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

The Company has employment agreements with Jeffrey S. Schoen, President and Chief Executive Officer, and Keith R. Schroeder, Chief Financial Officer, and a Separation Agreement with Robert A. Snyder (former Chief Executive Officer). The terms of the employment agreements were individually developed based on a number of factors, including the particular executive's position, his scope of duties, his experience, his past performance, our compensation goals and the market for executive talent.

Schoen Employment Agreement

The Company and Mr. Schoen entered to an Employment Agreement on January 23, 2014. Pursuant to the Employment Agreement, Mr. Schoen is an at-will employee and either party may terminate the Employment Agreement at any time. The Employment Agreement provides that Mr. Schoen is entitled to an initial base salary of $400,000 per annum, subject to annual review and increase in the discretion of the Compensation Committee. Further, Mr. Schoen is potentially entitled to the following bonus payments: (i) an annual performance bonus in an amount up to 100% of then current base salary (target bonus of 60% of base salary) based on achievement of such targets as shall be established, in accordance with the Company's annual bonus program, and pro rated as necessary for any partial year; and (ii) a one-time bonus payment of $50,000 if for three consecutive business days the Company's share price closes above each of the following four thresholds at any point during the five years following November 8, 2013: $34.788, $42.35, $51.425, or $60.50 (each a "**Stock Threshold Bonus**"). The aggregate Stock Threshold Bonus payable is limited to $200,000. All payments under the Employment Agreement are intended to be exempt from Section 409A as short-term deferrals.

The Employment Agreement also provides that Mr. Schoen is entitled to certain other benefits, including the payment by the Company of costs of reasonable temporary living in the Tulsa, Oklahoma area for up to 12 months, the reimbursement of certain relocation costs incurred by Mr. Schoen, and four weeks of vacation during each of the first three years of employment and five weeks thereafter.

If Mr. Schoen's employment is terminated without "Cause" or with "Good Reason" within 12 months following a change in control event, then subject to execution of a release agreement Mr. Schoen is entitled to: (i) all earned and accrued but unpaid base salary, and (ii) severance consisting of an amount equal to two years of base salary plus an amount equal to twice the average of the annualized previous two bonus payments (but excluding the Stock Threshold Bonus), payable in one lump sum. In the event of Mr. Schoen's death or disability the Company would be obligated to pay Mr. Schoen's estate all earned and accrued but unpaid base salary, and a pro-rated bonus.

For two years following the termination of Mr. Schoen's employment he has an obligation to inform the Company of any new work location and responsibilities he assumes. Also, if he receives severance, during that time Mr. Schoen will be subject to restrictive covenants relating to the solicitation of customers, suppliers or employees of the Company.

Schroeder Employment Agreement

Mr. Schroeder's current employment agreement became effective on March 1, 2009. Mr. Schroeder's agreement had an initial term ending on December 31, 2011 and is automatically renewed for one-year terms thereafter unless terminated by either party upon 60 days' notice prior to the end of the then-current term. The agreement may be terminated by the Company prior to the end of the term upon Mr. Schroeder's death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Schroeder receives an annual base salary, subject to annual adjustments at the discretion of the Board of Directors. As of January 1, 2014, Mr. Schroeder's salary was $210,120. Mr. Schroeder is entitled to an annual cash bonus targeted at 60% of his annual salary and limited to a maximum of 100% of his annual salary. Mr. Schroeder is entitled to a severance payment of one year's salary if the Company terminates him without cause or if he terminates his employment for good reason, and no severance payment if he is terminated for cause or if he terminates his employment other than for good reason. If the Company terminates Mr. Schroeder without cause or if he terminates his employment for good reason within the 12 months following a change of control, he is entitled to a severance payment of two year's salary.

Under his employment agreement, Mr. Schroeder has agreed to certain restrictive covenants. Those covenants include an agreement not to use or to disclose confidential information so long as it shall remain proprietary, and to inform the Company of his new employer, work location and job responsibilities within ten (10) days after accepting new employment. In addition, for a period ending on the earlier of (i) the 2nd anniversary of the date of termination of his employment with the Company, and (ii) the last day on which he is entitled to receive severance payments, Mr. Schroeder shall not, in the United States or any other country in which the Company has done business at any time during the last two (2) years prior to termination of his employment, engage, directly or indirectly, alone or in association with any other person, in any competing business. A competing business shall include any business involved in selling tissue products or services which are the same as or substantially similar to those sold or being developed by the Company during the last two (2) years prior to the termination of his employment. Further, for two (2) years following termination of his employment, Mr. Schroeder has agreed that he shall not, directly or indirectly: (i) solicit for any competing business the trade of, or trade with, any customers or suppliers, or prospective customers or suppliers, of the Company, or (ii) solicit, hire or induce any employee of the Company to leave the Company or hire any employee of the Company. Any breach of such restrictive covenants shall relieve the Company of its obligations to pay any further severance benefits.

Snyder Separation Agreement

The Company and Mr. Snyder entered into a Separation Agreement dated as of November 5, 2013 ("**Separation Agreement**") which provides for the terms of his separation from the Company, including, among other things, the effective dates of his resignation from the Board and his role as President and Chief Executive Officer. In accordance with the terms of the Separation Agreement, Mr. Snyder is entitled to receive: (1) any earned but unpaid salary due for the period ending December 31, 2013; (2) any annual bonus for the 2013 calendar year that becomes payable by reason of the attainment of the pre-established performance goal, paid after financial results are finalized in accordance with the Company's past practices; (3) severance in an amount equal to one year of his current base salary payable in equal installments over a one-year period ending on December 31, 2014 in accordance with the Company's payroll practices, plus a one-time severance payment of $20,000 payable on March 31, 2014; and (4) one year of reimbursement (on an after tax basis) for COBRA coverage premiums or the cost of alternative coverage limited to a maximum of the COBRA coverage.

In addition, the Separation Agreement contains a general release by the Company and Mr. Snyder of all claims against one another and acknowledges the survival of the restrictive covenants of that certain Executive Employment Agreement, dated as of August 20, 2007, as amended August 22, 2008 and January 19, 2012, by and between the Company and Mr. Snyder (the **"Snyder Employment Agreement"**). Pursuant to the Snyder Employment Agreement, Mr. Snyder agreed not to use or to disclose confidential information so long as it shall remain proprietary, and agreed to inform the Company of his new employer, work location and job responsibilities within ten (10) days after accepting new employment. In addition, Mr. Snyder covenanted that for a period ending on the earlier of (i) the 2nd anniversary of the date of termination of his employment with the Company, and (ii) the last day on which he is entitled to receive severance payments, he shall not, in the United States or any other country in which the Company has done business at any time during the last two (2) years prior to termination of his employment, engage, directly or indirectly, alone or in association with any other person, in any competing business. A competing business shall include any business involved in selling tissue products or services which are the same as or substantially similar to those sold or being developed by the Company during the last two (2) years prior to the termination of his employment. Further, Mr. Snyder agreed that for two (2) years following termination of his employment, he will not, directly or indirectly: (i) solicit for any competing business the trade of, or trade with, any customers or suppliers, or prospective customers or suppliers, of the Company, or (ii) solicit, hire or induce any employee of the Company to leave the Company or hire any employee of the Company. Mr. Snyder's breach of such restrictive covenants shall relieve the Company of its obligations to pay any further severance benefits.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

We review all transactions and relationships in which the Company and any of our Directors, nominees for Director or executive officers, or any of their immediate family members, are participants, so as to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We have developed and implemented processes and controls to obtain information from the Directors and executive officers about related person transactions, and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person are disclosed in the Company's proxy statement.

Pursuant to these processes, all Directors and executive officers annually complete, sign and submit a Directors' and Officers' Questionnaire that is designed to identify related person transactions and both actual and potential conflicts of interest. We also make appropriate inquiries as to the nature and extent of business that the Company conducts with other companies for whom any of our Directors or executive officers also serve as directors or executive officers.

Under the Company's Business Conduct and Ethics Policy, any direct or indirect conflict of interest is prohibited, unless specifically consented to by the Company. A conflict of interest exists if, in the course of employment, the officer's or director's judgment and discretion is or may be influenced by considerations of personal gain, either for one's self or a third party. Any conflict or potential conflict of interest is required to be reported to the Company's Chief Financial Officer or the Chairman of the nominating and Corporate Governance Committee. A waiver of a conflict of interest with respect to executive officers and directors may only be granted by the Nominating and Corporate Governance Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the beginning of 2013, there has not been, nor is there currently planned, any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of the Company's Common Stock or any member of such persons' immediate families had or will have a direct or indirect material interest other than agreements which are described in this proxy under the section captioned "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS" and the transactions described below.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in the Company's Certificate of Incorporation and Bylaws that authorize and require us to indemnify the Company's officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. The Company's Bylaws provide that the Company will indemnify the Company's directors and officers, and may indemnify the Company's employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Company has entered into indemnification agreements with the Company's directors and executive officers. Under these agreements, the Company is required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of the Company's directors or officers. The Company is obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company's best interests. With respect to any criminal proceeding, the Company is obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements. The Company maintains a directors' and officers' liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that the above indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

In addition, the Company's amended and restated certificate of incorporation limits the personal liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in the Company's amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or the Company's stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

PROPOSAL 2

ADVISORY APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act requires that we include in this proxy statement a non-binding stockholder vote on our executive compensation as described in this proxy statement. The Company's stockholders voted at the Company's 2011 Annual Meeting to hold an advisory vote on executive compensation every three years.

We encourage stockholders to review the Compensation Discussion & Analysis, or CD&A, beginning on page 17. The CD&A provides additional details on our executive compensation program, including our philosophy and the objectives underpinning our executive compensation program, the individual elements of our executive compensation program and how our executive compensation plans are administered.

The Board of Directors believes that the executive compensation as disclosed in the CD&A, tabular disclosures, and other narrative executive compensation disclosures in this proxy statement aligns with our comparator group pay practices and coincides with our compensation philosophy. We believe that our compensation programs have been effective in creating the appropriate incentives for our named executive officers, as evidenced by the following key accomplishments during the past three years:

- EBITDA increased 61% from $16.2 million in 2011 to $26.2 million in 2013

- Net sales increased 19% from $97.8 million in 2011 to $116.4 million in 2013

- Net income increased 115% from $6.2 million in 2011 to $13.3 million in 2013

- Diluted earnings per share increased 109% from $0.80 in 2011 to $1.67 in 2013

- Dividends per share increased from $0.50 per share in 2011 to $1.35 per share in 2013

- The Company's stock price increased 80% from $18.20 per share at the end of 2011 to $32.84 per share at the end of 2013

Based on our performance, the Board of Directors strongly endorses the Company's executive compensation program and recommends that stockholders vote in favor approving the following resolution:

> **RESOLVED**, that the stockholders approve, on an advisory basis, the compensation of the named executive officers of Orchids Paper Products Company as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which includes the CD&A, the compensation tables and related narrative discussion).

Because the vote is advisory, it will not be binding upon the Board of Directors or the Compensation Committee and neither the board nor the committee will be required to take any action as a result of the outcome of the vote on this proposal. However, the Board of Directors values the opinions of the Company's stockholders as expressed through their votes and other communications and will consider the outcome of the advisory vote on executive compensation when making future compensation decisions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL, BY ADVISORY VOTE, OF THE COMPANY'S EXECUTIVE COMPENSATION.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of HoganTaylor LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2013. The Audit Committee of the Board of Directors has appointed HoganTaylor LLP to act in that capacity for the year ending December 31, 2014. A representative of HoganTaylor LLP is expected to be present at the annual meeting with the opportunity to make a statement if he or she desires to do so and to be available to respond to appropriate questions from stockholders.

Although the Company is not required to submit this appointment to a vote of the stockholders, the Audit Committee of the Board of Directors continues to believe it appropriate as a matter of policy to request that the stockholders ratify the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm. If the stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for stockholder rejection and consider whether to retain HoganTaylor LLP or appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

For this proposal to ratify the appointment of HoganTaylor LLP as the Company's independent registered public accounting firm, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF HOGANTAYLOR LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2014.

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth fees paid to HoganTaylor LLP:

	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees
2013	$130,000	$9,500	$17,950	$—
2012	$141,500(4)	$9,500	$20,250	$—

(1) *Audit Fees* include aggregate fees for professional services rendered by HoganTaylor LLP for the audit of the Company's financial statements included in the Company's annual report on Form 10-K, for the internal control audit required by Section 404 of the Sarbanes-Oxley Act of 2002 and for the review of the Company's financial statements included in the Company's quarterly reports on Form 10-Q.

(2) *Audit-Related Fees* include fees billed for audit-related services rendered by HoganTaylor LLP. These fees primarily relate to audits of the Company's defined contribution pension plans in each year.

(3) *Tax Fees* include the aggregate fees paid to HoganTaylor LLP for tax compliance and tax consulting. These fees primarily relate to the filing of the Company's taxes each year.

(4) Includes $5,500 associated with the Form S-3 that the Company filed with the SEC on May 31, 2012 and the subsequent amendment that the Company filed with the SEC on July 5, 2012.

Policy Regarding Pre-Approval of Services Provided by the Independent Registered Public Accounting Firm

The Audit Committee Charter requires the committee's pre-approval of all services, both audit and permitted non-audit, to be performed for the Company by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a schedule of all proposed services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval. The Audit Committee pre-approves these services by category of service. In determining whether proposed services are permissible, the committee considers whether the provision of such services is compatible with maintaining auditor independence. As part of its consideration of proposed services, the committee may (i) consult with management as part of the decision making process, but may not delegate this authority to management, and (ii) delegate, from time to time, its authority to pre-approve such services to one or more committee members, provided that any such approvals are presented to the full committee at the next scheduled Audit Committee meeting.

The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. All services provided to the Company by HoganTaylor in 2012 and 2013 were pre-approved by the Audit Committee.

The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2013 that were attributable to work performed by persons other than the principal accountant's full-time, permanent employees was less than 50%.

STOCKHOLDER PROPOSALS FOR THE 2015 ANNUAL MEETING OF STOCKHOLDERS

The Company's amended and restated Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the Company's principal executive offices not more than 120 days or less than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders, or between January 13, 2015 and February 12, 2015 in the case of the 2015 annual meeting. However, if no annual meeting was held in the previous year or if the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received before the close of business on the 10th day after the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. The Company's amended and restated bylaws specify the requirements for the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder proposals intended to be presented at the 2015 annual meeting be received at the Company's principal executive office no later than February 12, 2015, in order to be included in the Company's proxy statement and proxy relating to that meeting. The Company will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

CODE OF ETHICS

The Company has a Business Conduct and Ethics Policy ("**Code of Ethics**") that applies to all of its directors, officers, and employees, including its senior financial officers, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The

Company will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of the Code of Ethics with respect to the Company's principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions by disclosing the nature of such amendment or waiver on the Company's website. A copy of the Code of Ethics is available in the Corporate Governance section of the Company's website, which can be accessed from the homepage at *http://www.orchidspaper.com* by selecting "Investors" followed by "Corporate Governance."

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Company stockholders may be "householding" our proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker and direct your written request to our corporate secretary at 4826 Hunt Street, Pryor, Oklahoma 74361. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

Management intends to bring before the meeting only the matters specifically described above and knows of no other matters to come before the meeting. If any other matters or motions properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the recommendation of management on such matters or motions, including any matters dealing with the conduct of the meeting.

SOLICITATION OF PROXIES

The Company will bear the cost of the solicitation of proxies for the meeting. The Company may also reimburse brokerage firms, banks, custodians, nominees, fiduciaries and other persons representing the beneficial owners of our common shares for their reasonable expenses in forwarding proxy solicitation materials to such beneficial owners. Solicitation will be made by mail and also may be made personally or by telephone, facsimile or other means by the Company's officers, directors and employees, without special compensation for the solicitation.

By Order of the Board of Directors



Keith R. Schroeder
Chief Financial Officer and Secretary

April 9, 2014

ANNUAL MEETING OF STOCKHOLDERS OF

ORCHIDS PAPER PRODUCTS COMPANY

May 13, 2014

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, annual report, proxy statement and proxy card
are available at www.orchidspaper.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20603003000000001000 2   051314

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board of Directors recommends you vote FOR ALL NOMINEES:
1. ELECTION OF DIRECTORS: To elect six directors for one-year terms expiring at the conclusion of the Company's annual meeting in 2015.

NOMINEES:

[ ] FOR ALL NOMINEES
- ○ Steven R. Berlin
- ○ John C. Guttilla

[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES
- ○ Douglas E. Hailey
- ○ Mark H. Ravich
- ○ Elaine MacDonald

[ ] FOR ALL EXCEPT (See instructions below)
- ○ Jeffrey S. Schoen

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here ●

The Board of Directors recommends you vote FOR the following Proposal:

FOR AGAINST ABSTAIN
2. APPROVAL OF EXECUTIVE COMPENSATION: To approve, by advisory vote, executive compensation. [ ] [ ] [ ]

The Board of Directors recommends you vote FOR the following Proposal:

FOR AGAINST ABSTAIN
3. RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: To ratify HoganTaylor LLP as the Company's independent registered public accounting firm for 2014. [ ] [ ] [ ]

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS MADE BUT THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED AS RECOMMENDED ABOVE BY THE DIRECTORS AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. [ ]

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder must sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

REVOCABLE PROXY

ORCHIDS PAPER PRODUCTS COMPANY

ANNUAL MEETING OF STOCKHOLDERS - MAY 13, 2014

This Proxy is solicited on behalf of the Board of Directors of Orchids Paper Products Company

The undersigned stockholder(s), revoking all prior proxies, hereby appoint(s) Jeffrey S. Schoen and Keith R. Schroeder, or either of them, the true and lawful attorneys-in-fact, agents and as proxies for the undersigned, with full power of substitution, to act and to vote all of the common stock of Orchids Paper Products Company that the undersigned would be entitled to vote if personally present at the annual meeting of stockholders to be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 13, 2014, at 8:30 a.m. Central Time, or at any adjournment or adjournments thereof. The proxies are directed to vote as instructed on the matters set forth on this card and all other matters at their discretion which may properly come before the meeting. The matters listed on the reverse side were proposed by the Company. The undersigned acknowledges that he/she has received a copy of the Notice of Annual Meeting of Stockholders and Proxy Statement.

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

(Continued and to be signed on the reverse side.)

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